UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
______________________________________
FORM 11-K
 ______________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                 to
Commission file number 001-16167
  ______________________________________

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
MONSANTO SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MONSANTO COMPANY
800 North Lindbergh Blvd.
St. Louis, MO 63167

MONSANTO SAVINGS AND INVESTMENT PLAN
IDENTIFICATION No. 43-1878297
PLAN No. 001
FINANCIAL STATEMENTS AS OF DEC. 31, 2016 AND 2015,
AND FOR THE YEAR ENDED DEC. 31, 2016, AND SUPPLEMENTAL SCHEDULE
AS OF AND FOR THE YEAR ENDED DEC. 31, 2016, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MONSANTO SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedule

NOTE:
All other schedules required by CFR Section 2520. 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the Monsanto Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Monsanto Savings and Investment Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, this schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
St. Louis, Missouri
June 26, 2017

MONSANTO SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of Dec. 31,
	2016	2015
(Dollars in thousands)
ASSETS:
Investments:
Investments at fair value — (Note 4)	$2,724,287	$2,571,552
Investments at contract value — (Note 3)	531,401	551,868
Total investments	3,255,688	3,123,420
Receivables:
Employer contribution receivable	10,615	8,255
Dividends, interest and trades receivable	3,932	2,154
Loans to participants, interest rates from 3.25% to 8.75%, maturities through March 2022	33,223	33,194
Total receivables	47,770	43,603
Total assets	3,303,458	3,167,023
LIABILITIES:
Amount payable for investment securities transactions	6,941	1,633
Total liabilities	6,941	1,633
NET ASSETS AVAILABLE FOR BENEFITS	$3,296,517	$3,165,390
See accompanying notes to financial statements.

MONSANTO SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended Dec. 31,
2016
(Dollars in thousands)
CONTRIBUTIONS:
Employee contributions	$110,141
Employer contributions	67,539
Rollovers from other plans	11,090
Total contributions	188,770
INVESTMENT GAIN:
Appreciation in investments - net	207,730
Interest	20,681
Dividends	28,723
Total investment gain	257,134
INTEREST ON LOANS TO PARTICIPANTS	1,704
DEDUCTIONS:
Administrative and investment management expenses	(6,239)
Benefits paid to participants	(310,242)
Total deductions	(316,481)
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	131,127
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	3,165,390
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$3,296,517
See accompanying notes to financial statements.

MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DEC. 31, 2016 AND DEC. 31, 2015 AND FOR THE YEAR ENDED DEC. 31, 2016
NOTE 1. INFORMATION REGARDING THE PLAN
GENERAL
The following description of the Monsanto Savings and Investment Plan (the “Plan” or the “SIP”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan was established as of June 11, 2001, as a successor to a portion of the Pharmacia Corporation Savings and Investment Plan (“Pharmacia Plan”) for the benefit of certain employees and former employees (“Transferred Participants”) of Monsanto Company (“Monsanto” or the “Company”). Effective July 1, 2001, the assets of the Pharmacia Plan that were allocated to the accounts of the Transferred Participants were transferred to the trust established under the Plan. Also effective July 1, 2001, a portion of the unallocated assets and liabilities (primarily debt) of the leveraged employee stock ownership plan (“ESOP”) component of the Pharmacia Plan were transferred to the Plan.
ADMINISTRATION
Monsanto is the sponsor of the Plan. The Monsanto Company Employee Benefits Plans Committee (“Administrative Committee”) is responsible for administering the Plan in accordance with the Employee Retirement Income Security Act of 1974 (“ERISA”) and Plan documents. Fidelity Workplace Investing LLC serves as the record keeper of the Plan. The Monsanto Company Pension and Savings Funds Investment Committee (“Investment Committee”) is responsible for monitoring Plan investments. The trustee of the Plan is The Northern Trust Company (“Northern”).
PARTICIPANT ACCOUNTS
The Plan is a contributory defined contribution profit sharing plan with individual accounts for each participant. U.S. employees classified as “regular employees” and who have attained age 18 generally are eligible to participate in the Plan upon employment. U.S. employees classified as “temporary employees” and who have attained age 18 are eligible to participate in the Plan after 1,000 hours of service. Most costs of Plan administration are borne by Plan participants.
Each participant’s account balance reflects the participant’s contributions, Company contributions and the pro-rata share of any Plan investment earnings and is reduced by the pro-rata share of any Plan investment losses, transaction costs and certain administrative and investment management expenses. Participants’ accounts are also reduced by the record keeping administrative expense on a fixed fee basis. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
EMPLOYEE CONTRIBUTIONS
The Plan provides for voluntary employee contributions generally ranging from one to 25 percent of an employee’s eligible pay. Employees have an option to make before-tax contributions, after-tax contributions or Roth contributions. Subject to annual limits on before-tax contributions and Roth contributions, and on the results of required Internal Revenue Service (“IRS”) discrimination testing, contributions may be all before-tax, all after-tax, all Roth or any combination of these three categories. Plan participants other than those also participating in the Company’s ERISA Parity Savings and Investment Plan may change the amounts of their contributions on a daily basis. Generally, participant contributions to the Plan may be invested in one percent increments and can be allocated in any combination to the following investment fund options at the direction of the participant: a stable value fund, a bond index fund, a balanced fund consisting of both fixed income and equity securities, a growth and income equity fund, an international equity fund, a growth equity fund, a U.S. equity index fund, a treasury inflation-protected securities (TIPS) bond fund, a value equity fund, a small cap growth equity fund, a small cap value equity fund, the Monsanto Stock Fund, which invests primarily in Monsanto common stock, four asset allocation funds consisting of varying pre-set mixes of certain of the aforementioned investment funds, and Target Retirement Funds.
The Plan includes targeted “roundtrip” participant trading restrictions. A roundtrip is defined as an exchange in and then out of a fund in less than a 30-day period. Under these restrictions, participants are limited to one roundtrip transaction per fund within any 90-day rolling period and four roundtrip transactions across all funds over a rolling 12-month period. These targeted restrictions apply to all investment options except the Stable Value Fund. Generally, participants may transfer their contributions, Company contributions and any earnings thereon among the investment options on a daily basis, subject to the roundtrip trading restrictions described above.

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The Plan has an automatic enrollment feature with respect to newly hired and re-hired employees. If such an employee becomes eligible to participate in the SIP, he or she will be automatically enrolled in the Plan at a before-tax salary deferral rate (equal to five percent of non-incentive eligible pay). The automatic enrollment will occur 45 days after the employee's date of hire or rehire (or for temporary employees hired on or after July 1, 2007, 45 days after completing 1,000 hours of service) unless, within such 45 day period he or she elects a different percentage salary deferral rate or elects not to participate. An employee who is automatically enrolled in the SIP and makes no specific investment elections will be automatically enrolled in the SIP's default investment, which is the Vanguard Target Retirement fund with a maturity date nearest to the participant's sixty-fifth birthday.

The SIP has an automatic salary deferral rate increase feature applicable to participants who had been automatically enrolled in the Plan for at least six months as of the last day of the prior Plan year and have not made changes to their salary deferral rate. With respect to those participants, on or around January 10th of each Plan year, the before-tax salary deferral rate applicable to his or her non-incentive eligible pay will be increased by one percent, up to a maximum before-tax rate of eight percent, unless the participant (a) elects to opt out of the automatic increase feature, (b) elects a different percentage salary deferral rate or (c) elects to not participate in the Plan.
Participants may be eligible to make a catch-up contribution if they are at least age 50 on or before the end of the calendar year and either currently contributing at least eight percent of their eligible pay per pay period to the SIP or had reached the IRS annual limit on before-tax and Roth contributions ($18,000 in 2016). Eligible participants could have elected a before-tax and/or Roth catch-up contributions of up to $6,000. The catch-up contributions are not eligible for Company matching contributions and are subject to the same rules as other before-tax and Roth contributions. The annual catch-up contribution limit may increase in future years in accordance with limits prescribed by the IRS.
The before-tax option allows participants to elect to make before-tax contributions from eligible gross pay before most income taxes are deducted. Participants generally cannot withdraw before-tax contributions without income tax penalties until age 59½, disability, death, separation from service after age 55, or for payments that are part of a series of substantially equal periodic payments made for the life of the employee or the joint lives of the employee and a designated beneficiary. After-tax contributions are made from participants’ eligible pay after income taxes have been deducted. Withdrawal of after-tax employee contributions can be made with no penalty.
Roth contributions allow participants to contribute amounts from their eligible pay after income taxes have been deducted. If certain requirements are met, a participant can withdraw the amount of his or her Roth contributions together with earnings thereon without incurring any income tax liability. However, a participant will have to treat the withdrawal of earnings on Roth contributions as taxable unless such earnings are withdrawn either (a) after the date on which the participant attains age 59½ and after the participant’s account has held Roth contributions for at least five years or (b) after the participant’s death or disability. Also, an additional ten percent tax will be imposed upon the withdrawal of any contributions which the participant has “converted” into Roth contributions under an election mechanism provided for in the Plan and upon the withdrawal of any earnings on Roth contributions unless at the time of the withdrawal, (a) the participant has attained age 59½, (b) the participant had terminated employment from the Company on or after attaining age 55, or (c) the participant had died or become disabled.
COMPANY CONTRIBUTIONS AND VESTING
The Company matches 80 percent of employee contributions, up to a maximum of eight percent of eligible pay. Company matching contributions are made as a cash contribution to the Plan and invested pursuant to the participant's current investment elections. In 2016, Company matching contributions of $56.9 million were applied to the Plan.
Participants hired after July 8, 2012 are also eligible for an age-based, Company core non-elective contribution, provided that they are employed on the last day of the Plan year. The amount of the contribution is based upon a participant's attained age and ranges from 3 to 7 percent of eligible pay. The last day requirement is waived in the case of death, disability, involuntary termination without cause and voluntary termination after attainment of age 55 with at least five years of service. Company core non-elective contributions were $10.6 million in 2016.
Generally, Company contributions vest and become non-forfeitable at the rate of 20 percent per year of service, such that Company contributions are 100 percent vested after five years of service; participants receiving a Qualified Non-Elective Contribution ("QNEC") are fully vested in those amounts. Company contributions immediately vest upon a change of control of the Company, as defined in the Plan.

An actively employed Plan participant with at least five years of service under the Plan may, at any time, withdraw all or a portion of his or her Plan account attributable to participant after-tax contributions, rollover contributions and vested Company contributions (other than Company core non-elective contribution, QNECs and unvested qualified matching contributions). An

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

actively employed Plan participant with less than five years of service under the Plan may, at any time, withdraw all or a portion of his or her Plan account attributable to participant after-tax contributions, rollover contributions and vested Company contributions (other than those Company contributions made to the account during the immediately preceding 24 months, Company core non-elective contribution, QNECs and unvested qualified matching contributions). At age 59½, a Plan participant may withdraw any portion of his or her Plan account to the extent vested.
VOTING RIGHTS
Participants have the right to instruct the Plan’s trustee how to vote the shares of Monsanto common stock represented by units in their accounts. The Trustee will vote the unallocated shares in the same proportion as the allocated shares on which they receive voting instructions from participants.
PARTICIPANT LOANS
Most Plan participants can obtain loans from their accounts for up to five years at an interest rate in effect as of the effective date of the loan, as determined by the Administrative Committee. A participant with a Plan account balance in excess of $2,000 may borrow up to the lesser of (1) 50 percent of the total vested account balance (including employer contributions but excluding any Company core non-elective contributions) reduced by the participant's highest total outstanding loan balances in the twelve months before the loan is made, and (2) $50,000 reduced by the participant’s highest total outstanding loan balances in the twelve months before the loan is made. The minimum loan is $1,000; the maximum number of outstanding loans at any one time is two. No allowance for credit losses has been recorded as of Dec. 31, 2016, or Dec. 31, 2015. If a participant does not provide payment within the applicable period and fails to bring the delinquent payment current within the applicable period, the unpaid loan balance, plus accrued interest, is deemed distributed to the participant and the participant’s Plan account is reduced by the outstanding loan payment, all in accordance with Plan rules and procedures.
PAYMENT OF BENEFITS
On termination of service with the Company (including termination of service due to death, disability or retirement), a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a certain number of years. If employment is terminated before age 70½, participants can elect to defer receiving benefits if their vested account balance is greater than $1,000.
FORFEITED ACCOUNTS
At Dec. 31, 2016, and Dec. 31, 2015, the value of forfeited non-vested accounts totaled $0.8 million and $0.7 million, respectively. As permitted by the terms of the Plan, during the Plan year ended Dec. 31, 2016, the Company determined to apply approximately $2.1 million of forfeited amounts to fund Company matching contributions.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements and reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES
The Plan is invested in various types of financial assets including common stock, debt securities and investment contracts, the values of which are determined by market factors including but not limited to interest rates, overall market volatility, credit ratings and default rates. The investment values recorded in the financial statements as of Dec. 31, 2016, and Dec. 31, 2015, reflect the market environment, risks and uncertainties at that point in time. It is reasonably possible that subsequent changes in the market environment could result in investment values materially different from those shown in the financial statements.
NEW ACCOUNTING STANDARDS
In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after Dec. 15, 2015, with early adoption permitted. Parts I and II were applied retrospectively. The Plan elected to adopt Parts I and II early for the year ended Dec. 31, 2015. The adoption did not have a material effect on the financial statements.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (NAV) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The standard was applied retrospectively to all periods presented. The Plan elected to early adopt this ASU for the year ended Dec. 31, 2015, and the financial statements include these changes. The adoption did not have a material effect on the financial statements.

FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS
The Stable Value Fund is invested in synthetic guaranteed investment contracts ("Synthetic GICs") and a separate guaranteed investment contract, as described in Note 3 — Stable Value Fund. In accordance with ASU 2015-12, the Statements of Net Assets Available for Benefits present the synthetic guaranteed investment contracts and the separate account investment contract at contract value. Contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. This is because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan’s investments are stated at fair value, except for the Stable Value Fund, which is valued at contract value. Common stock is valued at quoted market prices. See Note 4 — Fair Value Measurements — for further details.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on these investments.
The Plan pays certain outside service provider expenses (e.g. recordkeeping and trustee fees) incurred in the operation of the Plan. All investment manager fees are paid by the Plan and are included in administrative and investment management expenses. Certain other expenses are paid by the Company.
NOTE 3. STABLE VALUE FUND
The Stable Value Fund invests in Synthetic GICs and a separate account guaranteed investment contract. The Synthetic GICs consist of an underlying portfolio of fixed income assets which are held by the trustee and owned by the plan and benefit-responsive wrap contracts (“Contracts”) issued by financial services companies. The separate account guaranteed investment contract is with an insurance company. The insurance company owns the underlying assets, held in a separate account established for the sole benefit of the Plan's Stable Value Fund participants.
The assets in the GIC and separate account guaranteed investment contract represent the Stable Value Fund investment option. Almost all underlying assets are comprised of cash and temporary investments, debt securities and interest rate futures derivatives.
Separate, individual synthetic investment contracts were in place on Dec. 31, 2016, and Dec. 31, 2015, with Metropolitan Life Insurance, Transamerica Premier Life Insurance Company, and Prudential Insurance Company and on Dec. 31, 2016 with Nationwide Life Insurance Company. The Contracts provide that participants execute plan transactions at contract value. Contract value represents participant contributions made to the fund, plus earnings, less participant withdrawals.
Certain employer-initiated events such as a Plan merger or termination could limit the ability of the Plan to transact at contract value or could allow for the termination of the contract at less than contract value. The Trust's ability to receive amounts due

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

pursuant to the wrapper contracts depends on the issuers ability to meet their financial obligation under the wrapper contacts, which may be affected by future economic and regulatory events. The Company believes that the occurrence of events that would cause the Plan to transact at less than contract value is improbable.
The following summarizes the contract value of the Synthetic GICs and the separate account guaranteed investment contract as of Dec. 31, 2016, and Dec. 31, 2015.
Guaranteed Investment Contract and Synthetic Guaranteed Investment Contracts

	As of Dec. 31,
	2016	2015
(Dollars in thousands)
Metropolitan Life Insurance (separate account, guaranteed investment contract)	$129,618	$134,483
Transamerica Premier Life Insurance Company	115,311	239,444
Prudential Insurance Company	171,080	177,941
Nationwide Life Insurance Company	115,392	—
Total	$531,401	$551,868
Each of the Contracts provide for the determination of a gross interest crediting rate (“Contract Rate”) which is reset quarterly based on the current yield and duration of the underlying fixed income portfolio and the spread between the market value and contract value of the underlying fixed income portfolio. The quarterly Contract Rate cannot be less than zero percent.

NOTE 4. FAIR VALUE MEASUREMENTS
The Plan determined the fair market values of its investments based on the fair value hierarchy established in the Fair Value Measurements and Disclosures topic of the ASC, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy contains three levels as follows, with Level 3 representing the lowest level of input:
Level 1 — Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 — Values based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, discounted cash flow models, or other model-based valuation techniques adjusted, as necessary, for credit risk.
Level 3 — Values generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques could include use of option pricing models, discounted cash flow models and similar techniques.

The following tables set forth by level the Plan’s investment assets that were accounted for at fair value on a recurring basis as of Dec. 31, 2016, and Dec. 31, 2015. As required by the Fair Value Measurements and Disclosures topic of the ASC, assets are classified in their entirety based on the lowest level of input that is a significant component of the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the classification of fair value assets within the fair value hierarchy levels.

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

	Fair Value Measurements at Dec. 31, 2016 Using
(Dollars in thousands)	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of Dec. 31, 2016
Investments at Fair Value:
Cash and Temporary/Short Term Investments	$—	$54,017	$—	$54,017
Debt Securities	—	119,226	—	119,226
Common Stock Fund — Monsanto Company	714,686	—	—	714,686
Common and Preferred Stock — Other	674,163	2,238	1,193	677,594
Total Assets in the Fair Value Hierarchy	$1,388,849	$175,481	$1,193	$1,565,523
Collective Investment Funds Measured at Net Asset Value as a Practical Expedient				1,158,764
Total Investments at Fair Value				$2,724,287

	Fair Value Measurements at Dec. 31, 2015 Using
(Dollars in thousands)	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of Dec. 31, 2015
Investments at Fair Value:
Cash and Temporary/Short Term Investments	$—	$58,443	$—	$58,443
Debt Securities	—	109,158	—	109,158
Common Stock Fund — Monsanto Company	677,325	—	—	677,325
Common and Preferred Stock — Other	785,788	1,901	882	788,571
Total Assets in the Fair Value Hierarchy	$1,463,113	$169,502	$882	$1,633,497
Collective Investment Funds Measured at Net Asset Value as a Practical Expedient				938,055
Total Investments at Fair Value				$2,571,552

For the years ended Dec. 31, 2016, and Dec. 31, 2015, there were no significant transfers in or out of Levels 1, 2 or 3.
Level 3 Gains and Losses — The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the years ended Dec. 31, 2016, and Dec. 31, 2015.

Fair Value Measurements Using Significant Unobservable Inputs
(Dollars in thousands)
Fair Value at Jan. 1, 2016	$882
Purchases	313
Sales	(2)
Fair Value at Dec. 31, 2016	$1,193
Net Unrealized Gains (Losses) Still Held Included in Earnings	$—

Fair Value Measurements Using Significant Unobservable Inputs
(Dollars in thousands)
Fair Value at Jan. 1, 2015	$521
Purchases	359
Net Transfers Into / (Out of) Level 3	2
Fair Value at Dec. 31, 2015	$882
Net Unrealized Gains (Losses) Still Held Included in Earnings	$—

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MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

For assets that are measured using quoted prices in active markets, the total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs, which have been determined to be immaterial. Assets that are measured using significant other observable inputs are primarily valued by reference to quoted prices of markets that are not active. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and temporary/short-term investments: The carrying value of cash equivalents approximates fair value as maturities are less than three months, and temporary investments (maturities less than 12 months) primarily consist of fixed income deposits and commercial paper which are measured at fair value using observable inputs in an active market. A large portion of the Plan’s temporary investments/short-term investments are short-term collective investment funds—these commingled pools are in turn comprised of short-term fixed income assets that trade on a regular basis in active markets. However, because the commingled vehicles lack any formal listing or associated price quotes, they are classified as Level 2. Other temporary investment holdings are fixed income holdings with maturities of less than 12 months. Because these bonds are not traded on listed exchanges, yet do have observable valuation inputs, these are classified as Level 2 assets.
Debt securities: Debt securities assets consist of U.S. and foreign corporate credit, U.S. and foreign government issues (including related Agency Debentures and Mortgages), mortgage-backed securities, asset-backed securities and U.S. State and Municipal securities. U.S. treasury and U.S government agency bonds, as well as foreign government issues, are generally priced by institutional bids, which reflect estimated values based on underlying model frameworks at various dealers and vendors. While some corporate issues are formally listed on exchanges, dealers exchange bid and ask offers to arrive at executed transaction prices. Collateralized securities (both mortgage-backed and asset-backed) are valued using models with readily observable market data as inputs. All foreign government and foreign corporate debt securities are denominated in U.S. dollars. All debt securities included in the Plan are classified as Level 2.
Common and preferred stock and Monsanto Company stock: The Plan’s common stock consists of investments in listed U.S. and foreign company stock, including Monsanto stock. These investments include large-capitalization stocks (companies with market capitalizations greater than $2 billion) as well as international developed and emerging markets. All such investments that are valued using observable, unadjusted quoted prices from the various public stock exchanges, both domestic and foreign (e.g., NYSE, NASDAQ, LSE), represent active market trades and are classified as Level 1. Some common and preferred stock holdings are valued based on quoted prices for similar instruments in active markets, and thus are classified as Level 2. Some common stock was acquired through private placement and are unlisted securities, and thus there is not significant observable information. These assets were classified as Level 3.

Collective investment funds: Some investment options are structured as commingled pools, or funds—this encompasses the International Equity Fund, the Equity Index Fund, the Value Equity Fund, the Small-Cap Growth Equity Fund, the Small-Cap Value Equity Fund, the Large Cap Growth Equity Fund, the Vanguard Target Retirement Trusts and the Treasury Inflation-protected Securities Fund (TIPS). As a practical expedient, each commingled fund is valued at its NAV, which is calculated daily. Each fund also has a daily redemption period.
NOTE 5. INFORMATION REGARDING TAX STATUS

On March 12, 2015, the IRS issued Monsanto a favorable determination letter with respect to Plan amendments and restatements effective June 1, 2012 and November 3, 2014 stating that the Plan as then designed, was qualified for federal income tax purposes in compliance with section 401(a) of the Internal Revenue Code (“IRC”).  The Company believes that the Plan is currently designed in compliance with the applicable requirements of the IRC, and the Administrative Committee believes that the Plan is being operated in accordance with its terms. Therefore, no provision for income taxes has been included in the Plan's financial statements.  The Plan is subject to routine audits; however, there are currently no audits for any tax periods in progress. The Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE 6. PRIORITIES UPON TERMINATION OF THE PLAN
If the Plan is terminated, all participants’ account balances will be fully vested, and all participants would then be entitled to a full distribution of their account balances in accordance with ERISA and the IRC as more fully described and set forth in the Plan document.

Tables of Contents
MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 7. RELATED PARTY/PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS
As of Dec. 31, 2016, and Dec. 31, 2015, the Plan holds approximately $715 million and $677 million, respectively, of common stock of Monsanto, the Plan sponsor, which approximately represents 22 percent in both years of the Plan's investments.
Certain Plan investments are units of collective investment funds managed by Northern specifically for employee benefit trusts. Northern is also the Plan trustee as defined by the Plan and, therefore, these collective investment funds qualify as exempt party-in-interest investments. Fees for Northern’s investment management services are paid by the Plan as described in Note 2 — Summary of Significant Accounting Policies.

FMR Corp. and its affiliates (individually and collectively, “Fidelity”) reported to the SEC owning less than five percent of the Company's outstanding common stock. Fidelity Workplace Investing, LLC, a subsidiary of FMR Corp., currently provides recordkeeping, third party administrative and other plan-related services to or on behalf of the Plan.
NOTE 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the Plan’s investments at fair value per the financial statements with the investments as reported on the Form 5500 Schedule of Assets as of Dec. 31, 2016, and Dec. 31, 2015.

	As of Dec. 31,
(Dollars in thousands)	2016	2015
Net assets available for benefits:
Investments, at fair value per financial statements	$2,724,287	$2,571,552
Investments, at contract value per financial statements	531,401	551,868
Loans to participants	33,223	33,194
Total investments per Form 5500 Schedule of Assets (Held at End of Year)	$3,288,911	$3,156,614

MONSANTO SAVINGS AND INVESTMENT PLAN
EIN 43-1878297
SUPPLEMENTAL SCHEDULE 1
Form 5500, Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year) as of Dec. 31, 2016

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	#REORG/HILTON WORLDWIDE REVERSE STOCK SPLIT HILTON 2E17A52 01-03-2017	**	$1,592,614
*	#REORG/NORTHSTAR RLTY STOCK MERGER COLONY NORTHSTAR 2E13A42 01-11-2017	**	130,563
*	&&& AIRBNB INC SERIES D CVT PFD STOCK TROWE PRICE ONLY	**	145,101
*	&&& DROPBOX INC CL A COM STK - TROWE PRICE ONLY	**	31,135
*	&&& SER C CVT PFD STK DROPBOX SERIES C PREFERRED TROWE PRICE ONLY	**	141,043
*	&&&UBER TECHNOLOGIES INC SER E PFD STK-TROWE PRICE ONLY	**	204,037
*	21ST CENTY FOX 6.4% DUE 12-15-2035	**	149,331
*	21ST CENTY FOX 6.65% DUE 11-15-2037	**	338,403
*	ABB LTD CHF0.12 (REGD)	**	748,160
*	ABBOTT LAB COM	**	580,221
*	ACCOR EUR3	**	719,929
*	ADIDAS AG	**	756,515
*	ADIENT PLC ADIENT PLC LTD COM	**	265,810
*	ADIENT PLC ADIENT PLC LTD COM	**	391,331
*	ADOBE SYS INC COM	**	1,270,403
*	ADR AEGON N V NY REGISTRY SHS SHS	**	1,328,959
*	ADR ALIBABA GROUP HOLDING LTD SPONSORED ADS	**	1,487,414
*	ADR ALIBABA GROUP HOLDING LTD SPONSORED ADS	**	1,317,150
*	ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT)	**	1,413,720
*	ADR ASTRAZENECA PLC SPONSORED ADR UK	**	3,455,980
*	ADR BAIDU INC SPONSORED ADR REPSTG ORD SHS CL A	**	776,015
*	ADR BAIDU INC SPONSORED ADR REPSTG ORD SHS CL A	**	749,710
*	ADR EMBRAER S A SPONSORED ADR REPSTG 4 COM SHS	**	265,592
*	ADR EMBRAER S A SPONSORED ADR REPSTG 4 COM SHS	**	238,700
*	ADR FOMENTO ECONOMICO MEXICANO SAB DE CV	**	711,725
*	ADR GLAXOSMITHKLINE PLC SPONSORED ADR	**	1,124,492
*	ADR HDFC BK LTD ADR REPSTG 3 SHS	**	1,085,869
*	ADR HONDA MTR LTD ADR REPRESENTING 2 ORDSHS	**	458,283
*	ADR ICICI BK LTD	**	583,613
*	ADR INDUSTRIA DE DISENO TEXTIL INDITEX SA ADR ADR	**	865,572
*	ADR JD COM INC SPONSORED ADR REPSTG COM CL A	**	907,241
*	ADR KB FINL GROUP INC SPONSORED ADR REPSTG 1 COM SH ADR	**	681,944
*	ADR NOVARTIS AG	**	5,688,804
*	ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS	**	1,134,530

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG B SHS	**	2,032,254
*	ADR TENCENT HLDGS LTD ADR	**	1,029,350
*	ADR TENCENT HLDGS LTD ADR	**	1,028,381
*	ADR TEVA PHARMACEUTICAL INDS	**	1,207,669
*	ADR TEVA PHARMACEUTICAL INDS	**	607,006
*	ADR VODAFONE GROUP PLC NEW SPONSORED ADRNO PAR	**	1,252,575
*	AEGON NV COM STK EUR0.12	**	846,766
*	AES CORP COM	**	821,185
*	AETNA INC	**	1,056,565
*	AFLAC INC COM	**	239,981
*	AIA GROUP LTD NPV	**	497,701
*	AIA GROUP LTD NPV	**	1,384,760
*	AKZO NOBEL NV EUR2	**	958,416
*	AKZO NOBEL NV EUR2	**	764,228
*	ALASKA AIR GROUP INC COM	**	1,992,077
*	ALBEMARLE CORP COM	**	385,638
*	ALEXION PHARMACEUTICALS INC COM	**	715,258
*	ALEXION PHARMACEUTICALS INC COM	**	1,473,461
*	ALIMENTATION COUCH CLASS'B'S/VTG COM NPV	**	806,664
*	ALLERGAN PLC. COM STK	**	959,116
*	ALLERGAN PLC. COM STK	**	979,067
*	ALLIANZ SE NPV(REGD)(VINKULIERT)	**	898,523
*	ALLSTATE CORP COM	**	1,006,624
*	ALLSTATE CORP COM	**	667,080
*	ALLY FINL INC COM	**	696,189
*	ALNYLAM PHARMACEUTICALS INC COM	**	748,800
*	ALPHABET INC CAP STK CL C CAP STK CL C	**	2,593,315
*	ALPHABET INC CAP STK CL C CAP STK CL C	**	5,032,266
*	ALPHABET INC CAP STK CL C CAP STK CL C	**	1,887,100
*	ALPHABET INC CL A CAP STK CL A	**	1,604,711
*	ALPHABET INC CL A CAP STK CL A	**	713,205
*	ALPHABET INC CL A CAP STK CL A	**	4,616,021
*	AMAZON COM INC COM	**	9,092,174
*	AMAZON COM INC COM	**	3,726,854

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	AMER ELEC PWR CO INC COM	**	771,134
*	AMERICAN AIRLINES INC COM USD1	**	2,287,810
*	AMERICAN EXPRESS CO	**	4,667,040
*	AMERICAN HOMES 4 RENT COMMON STOCK	**	464,980
*	AMERICAN INTERNATIONAL GROUP INC COM	**	1,293,726
*	AMERICAN INTERNATIONAL GROUP INC COM	**	3,272,031
*	AMGEN INC COM	**	448,865
*	ANADARKO PETRO CORP COM	**	3,416,770
*	ANHEUSER-BUSCH INB NPV	**	1,349,339
*	ANTHEM INC COM	**	556,821
*	ANTHEM INC COM	**	1,193,291
*	ANTHEM INC COM	**	1,667,732
*	AOL TIME WARNER 7.625% DUE 04-15-2031	**	406,859
*	AOL TIME WARNER 7.7% DUE 05-01-2032	**	601,731
*	APACHE CORP COM	**	336,391
*	APACHE CORP COM	**	4,125,550
*	APPLE INC COM STK	**	1,135,036
*	APPLE INC COM STK	**	2,859,133
*	APPLIED MATERIALS INC COM	**	406,150
*	ASML HOLDING NV EUR0.09	**	962,344
*	ASPEN TECHNOLOGY INC COM	**	192,966
*	ASSURED GUARANTY LTD COMMON STK	**	332,565
*	ASTELLAS PHARMA NPV	**	591,578
*	ASTRA INTL IDR50	**	733,065
*	AT&T CORP USD SR NT VAR RATE DUE 11-15-2031BEO	**	368,385
*	AT&T INC 4.5% DUE 03-09-2048	**	325,283
*	AT&T INC 4.75% DUE 05-15-2046	**	165,798
*	AT&T INC 5.35% DUE 09-01-2040	**	205,399
*	AT&T INC 5.65% DUE 02-15-2047	**	214,499
*	AT&T INC COM	**	1,140,314
*	Australian dollar	**	13,353
*	AVIVA ORD GBP0.25	**	927,254
*	AXA EUR2.29	**	891,381
*	AXA EUR2.29	**	1,066,571

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	AXIS CAPITAL HOLDINGS LTD COM USD0.0125	**	248,222
*	BAC CAP TR XI 6.625% DUE 05-23-2036	**	912,740
*	BAE SYSTEMS ORD GBP0.025	**	975,807
*	BAKER HUGHES INC COM	**	4,080,116
*	BANGKOK BANK THB10 (NVDR)	**	617,770
*	BANK AMER CORP 5.625% DUE 07-01-2020	**	219,911
*	BANK AMER CORP 7.625% DUE 06-01-2019	**	421,394
*	BANK NEW YORK MELLON CORP COM STK	**	5,240,228
*	BANK OF AMER CORP FLTG RT 6.1% DUE 12-29-2049	**	1,608,800
*	BANK OF AMERICA CORP	**	2,306,312
*	BANK OF AMERICA CORP	**	9,078,680
*	BANK OF AMERICA CORP	**	2,509,566
*	BANK OF AMERICA CORP BNDS 4.2 DUE 08-26-2024	**	229,208
*	BANK ONE CAP III 8.75% DUE 09-01-2030	**	492,615
*	BANK RAKYAT INDONESIA PERSER	**	543,866
*	BARCLAYS PLC 4.375% DUE 09-11-2024	**	520,738
*	BARCLAYS PLC ORD GBP0.25	**	976,394
*	BAYER AG NPV (REGD)	**	808,542
*	BAYER AG NPV (REGD)	**	1,241,828
*	BB&T CORP COM	**	2,398,020
*	BBVA(BILB-VIZ-ARG) EUR0.49	**	625,372
*	BED BATH & BEYOND INC COM	**	183,733
*	BED BATH & BEYOND INC COM	**	719,328
*	BEST BUY INC COM STK	**	281,835
*	BHP BILLITON LTD NPV	**	838,887
*	BIG LOTS INC COM	**	159,718
*	BIOGEN INC COMMON STOCK	**	510,444
*	BIOGEN INC COMMON STOCK	**	1,114,186
*	BIOMARIN PHARMACEUTICAL INC COM ISIN CH0008107010	**	718,968
*	BM&FBOVESPA SA COM NPV	**	525,803
*	BNP PARIBAS BNDS 4.25 DUE 10-15-2024	**	776,914
*	BNP PARIBAS EUR2	**	1,709,669
*	BNSF RY CO 2006-2 5.629% DUE 04-01-2024	**	139,665
*	BOEING CO COM	**	1,585,912

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	BOEING CO COM	**	2,955,273
*	BOEING CO COM	**	918,512
*	BOSTON PROPERTIES LP DTD 4-19-2010 5.625DUE 11-15-2020	**	275,727
*	BP ORD USD0.25	**	2,111,782
*	Brazilian real	**	5
*	BRF SA COM NPV	**	532,800
*	BRISTOL MYERS SQUIBB CO COM	**	940,884
*	BRISTOL MYERS SQUIBB CO COM	**	1,222,857
*	BRISTOL MYERS SQUIBB CO COM	**	1,344,120
*	BRITISH AMERICAN TOBACCO ORD GBP0.25	**	1,422,671
*	British pound sterling	**	10,667
*	BSTN PPTYS LTD 3.125% DUE 09-01-2023	**	196,114
*	BSTN PPTYS LTD 4.125% DUE 05-15-2021	**	211,309
*	BUNGE LTD	**	361,200
*	BURBERRY GROUP ORD GBP0.0005	**	807,220
*	BURL NORTHN SANTA 3.05% DUE 09-01-2022	**	331,895
*	BURL NORTHN SANTA 8.251% DUE 01-15-2021	**	172,874
*	CA INC COM	**	218,991
*	CALIFORNIA ST 7.5% 04-01-2034 BEO TAXABLE	**	386,832
*	CALIFORNIA ST 7.625% 03-01-2040 BEO TAXABLE	**	220,398
*	CALIFORNIA STATE 7.55 MUN BDS DUE 04-01-2039 USD5000	**	371,253
*	CALPINE CORP COM NEW STK	**	1,316,736
*	CAN PACIFIC RYS COM NPV	**	534,091
*	Canadian dollar	**	10,148
*	CAP 1 FINL CORP 3.5% DUE 06-15-2023	**	878,311
*	CAP 1 FINL CORP 4.2% DUE 10-29-2025	**	250,832
*	CAPITAL ONE FINL CORP COM	**	1,526,700
*	CAPITAL ONE FINL CORP COM	**	8,750,172
*	CBL & ASSOC PPTYS INC COM	**	191,096
*	CBS CORP NEW CL B	**	833,422
*	CDN NAT RES LTD COM CDN NAT RES COM STK	**	657,493
*	CDN NATL RAILWAYS COM NPV	**	785,045
*	CDN NATURAL RESOURCES COMMON STOCK	**	648,271
*	CELANESE CORP DEL COM SER A STK	**	325,511

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	CELANESE CORP DEL COM SER A STK	**	2,362,200
*	CELGENE CORP COM	**	1,332,630
*	CELGENE CORP COM	**	828,539
*	CENTENE CORP DEL COM	**	706,375
*	CHARTER 4.908% DUE 07-23-2025	**	263,483
*	CHARTER 6.484% DUE 10-23-2045	**	202,314
*	CHARTER COMMUNICATIONS INC NEW CL A CL A	**	6,636,556
*	CHARTER COMMUNICATIONS INC NEW CL A CL A	**	207,014
*	CHASE ISSUANCE TR 1.59% DUE 02-18-2020	**	481,367
*	CHEVRON CORP COM	**	718,323
*	CHINA LIFE INSURANCE CO 'H' CNY1	**	797,250
*	CHINA MOBILE LTD HKD0.10	**	848,171
*	CHINA TELECOM CORP LTD 'H'CNY1	**	1,118,353
*	CHINA UNICOM LTD HKD0.10	**	824,599
*	CIE DE ST-GOBAIN EUR4	**	1,118,871
*	CIGNA CORP 5.875% DUE 03-15-2041	**	201,161
*	CIGNA CORP 7.875 DEB DUE 05-15-2027	**	394,909
*	CIGNA CORP NT DTD 07/23/1998 STEP UP DUE1-15-33 BEO 8.3 TIL 1-15-23 8.08 AFTER	**	132,255
*	CIGNA CORPORATION	**	4,135,090
*	CIGNA CORPORATION	**	867,035
*	CISCO SYSTEMS INC	**	4,230,800
*	CITIGROUP CAP XIII 7.875% TR PFD SECS FIXED/FLTG	**	737,677
*	CITIGROUP INC 3.5% DUE 05-15-2023	**	99,677
*	CITIGROUP INC 6.25% DUE 12-31-2049	**	1,852,200
*	CITIGROUP INC COM NEW COM NEW	**	1,877,869
*	CITIGROUP INC COM NEW COM NEW	**	3,261,756
*	CITIGROUP INC NT VAR RATE 12-31-2049 REG	**	1,432,165
*	CITIZENS FINL GROUP INC COM	**	1,197,168
*	CITIZENS FINL GROUP INC COM	**	944,266
*	CITIZENS FINL GROUP INC COM	**	502,383
*	CITRIX SYS INC COM	**	581,676
*	CK HUTCHISON HLDGS HKD1	**	810,619
*	CK HUTCHISON HLDGS HKD1	**	701,645
*	CK PROPERTY LTD HKD1	**	379,559

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	CK PROPERTY LTD HKD1	**	610,233
*	CME GROUP INC COM STK	**	724,744
*	CNH INDUSTRIAL NV COM STK	**	976,756
*	CNOOC LTD HKD0.02	**	1,040,919
*	COACH INC COM	**	1,313,250
*	COBALT INTL ENERGY INC COM	**	204,106
*	COMCAST CORP NEW-CL A	**	1,021,940
*	COMCAST CORP NEW-CL A	**	5,871,667
*	CONCHO RES INC COM STK	**	1,896,180
*	CONCHO RES INC COM STK	**	859,646
*	CONSOL ENERGY INC COM	**	332,716
*	CONSTELLATION BRANDS INC CL A CL A	**	301,101
*	CONTINENTAL AG ORD NPV	**	947,087
*	COOPER TIRE & RUBBER CO COM, NO PAR	**	156,255
*	CORNING INC COM	**	2,014,410
*	CORNING INC COM	**	1,970,724
*	COSTCO WHOLESALE CORP NEW COM	**	720,495
*	COSTCO WHOLESALE CORP NEW COM	**	809,356
*	COX COMMUNICATIONS 2.95% DUE 06-30-2023	**	235,271
*	CRH ORD EUR0.32	**	1,218,313
*	CROWN CASTLE INTL CORP NEW COM	**	633,421
*	CUMMINS INC	**	1,462,369
*	DANA INC COM	**	95,337
*	DANAHER CORP COM	**	1,167,600
*	DANAHER CORP COM	**	2,165,664
*	DBS GROUP HLDGS NPV	**	954,198
*	DEAN FOODS CO NEW COM NEW COM USD0.01 (POST REV SPLIT)	**	414,735
*	DELL TECHNOLOGIES INC COM CL V COM CL V	**	1,575,550
*	DELTA AIR LINES INC DEL COM NEW COM NEW	**	329,770
*	DEUTSCHE BOERSE AG NPV (ASD UK HLDCO123 PLC)	**	790,046
*	DEUTSCHE LUFTHANSA ORD NPV (REGD)(VINK)	**	655,113
*	DEUTSCHE POST AG NPV(REGD)	**	544,583
*	DIAMOND 1 FIN CORP 4.42% DUE 06-15-2021	**	646,716
*	DIAMOND 1 FIN CORP 5.45% DUE 06-15-2023	**	291,703

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	DISCOVERY COMMUNICATIONS INC NEW COM SERA STK	**	1,299,234
*	DISCOVERY COMMUNICATIONS INC NEW COM SERC COM SER C	**	404,378
*	DISH NETWORK CORP CL A COM STK	**	1,737,900
*	DOLLAR GEN CORP NEW COM	**	1,392,516
*	DOMINION RES INC FLTG RT 5.75% DUE 10-01-2054	**	486,875
*	DOMTAR CORP COM NEW COM NEW	**	79,621
*	DONG ENERGY A/S COM	**	778,937
*	DOW CHEM CO 7.375% DUE 11-01-2029	**	492,749
*	DOW CHEM CO NT 9.4 DUE 05-15-2039	**	116,363
*	DR PEPPER SNAPPLE GROUP INC COM STK	**	116,964
*	DRIL-QUIP INC COM	**	203,870
*	DUPONT FABROS TECH INC REIT	**	359,611
*	EATON CORP PLC COM USD0.50	**	650,773
*	EBAY INC COM USD0.001	**	792,961
*	EDISON INTL COM	**	867,623
*	ENI SPA EUR1	**	1,238,997
*	ENSCO PLC SHS CLASS A COM	**	449,171
*	ENTERGY CORP NEW COM	**	576,593
*	EOG RESOURCES INC COM	**	859,451
*	ERICSSON	**	1,672,627
*	ERP OPERATING LP 4.625 DUE 12-15-2021 REG	**	438,827
*	ESSILOR INTL EUR0.18	**	494,691
*	Euro	**	31
*	EVEREST RE GROUP COM	**	87,642
*	EXELON CORP COM	**	263,904
*	EXPEDIA INC DEL COM NEW	**	357,738
*	EXPRESS SCRIPTS HLDG CO COM	**	3,336,315
*	EXXON MOBIL CORP COM	**	1,787,509
*	FACEBOOK INC CL A CL A	**	2,396,261
*	FACEBOOK INC CL A CL A	**	4,203,237
*	FANUC CORP NPV	**	679,556
*	FEDERAL HOME LN MTG CORP POOL #1Q-0481 FLTG 02-01-2038 BEO	**	112,884
*	FEDERAL HOME LN MTG CORP POOL #84-0402 2.792% 05-01-2045 BEO	**	957,000
*	FEDERAL HOME LN MTG CORP POOL #849409 3.033% 08-01-2044 BEO	**	1,098,385

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	FEDERAL HOME LN MTG CORP POOL #C91001 6.5% 11-01-2026 BEO	**	195,338
*	FEDERAL HOME LN MTG CORP POOL #C91362 4.5% 03-01-2031 BEO	**	279,232
*	FEDERAL HOME LN MTG CORP POOL #G01513 6%03-01-2033 BEO	**	109,016
*	FEDERAL HOME LN MTG CORP POOL #G06801 4.5% 09-01-2041 BEO	**	511,474
*	FEDERAL HOME LN MTG CORP POOL #G06875 5.5% 12-01-2038 BEO	**	420,192
*	FEDERAL HOME LN MTG CORP POOL #G07598 4.5% 11-01-2043 BEO	**	390,089
*	FEDERAL HOME LN MTG CORP POOL #G11288 6.5% 06-01-2017 BEO	**	866
*	FEDERAL HOME LN MTG CORP POOL #G11431 6%02-01-2018 BEO	**	901
*	FEDERAL HOME LN MTG CORP POOL #G11452 6.5% 04-01-2018 BEO	**	1,207
*	FEDERAL HOME LN MTG CORP POOL #G11564 6.5% 08-01-2017 BEO	**	7,878
*	FEDERAL HOME LN MTG CORP POOL #G11622 6%02-01-2018 BEO	**	6,801
*	FEDERAL HOME LN MTG CORP POOL #G13432 5.5% 01-01-2024 BEO	**	95,318
*	FEDERAL HOME LN MTG CORP POOL #G14590 4.5% 07-01-2026 BEO	**	223,231
*	FEDERAL HOME LN MTG CORP POOL #G14762 4%07-01-2026 BEO	**	349,229
*	FEDERAL HOME LN MTG CORP POOL #H09212 5.5% 05-01-2038 BEO	**	63,708
*	FEDERAL HOME LN MTG CORP SER 3420 CL AD 5.5 DUE 11-15-2037	**	92,447
*	FEDERAL HOME LN MTG CORP SER 3530 CL AC 4.25 05-15-2039	**	666,036
*	FEDERAL HOME LN MTG CORP SR 4283 CL EW VAR RT 12-15-2043	**	1,315,760
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AJ7670 4.5% 12-01-2041 BEO	**	256,609
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AK9481 ADJ RT DUE 04-01-2042 BEO	**	919,399
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL1845 ADJ RT DUE 06-01-2039 BEO	**	127,510
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL3358 5% 04-01-2025 BEO	**	217,015
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL4147 4.5% 01-01-2025 BEO	**	198,545
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL4577 4.5% 01-01-2034 BEO	**	1,028,293
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL5133 2.689% 04-01-2044 BEO	**	341,134
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL5145 4% 10-01-2033 BEO	**	697,486
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL5362 5% 09-01-2039 BEO	**	1,274,609
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL5440 4.5% 02-01-2041 BEO	**	129,490
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL5749 4.5% 07-01-2042 BEO	**	691,725
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL7205 3.5% 12-01-2029 BEO	**	230,652
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL9063 3.5% 02-01-2031 BEO	**	599,871
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL9128 4.5% 02-01-2046 BEO	**	165,669
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL9535 ADJ RT DUE 11-01-2046 BEO	**	906,895
*	FEDEX CORP COM	**	1,359,260

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	FEDEX CORP COM	**	4,655,000
*	FEDEX CORP COM	**	746,662
*	FEDT RETAIL HLDGS 6.375% DUE 03-15-2037	**	132,066
*	FERRARI N V FERRARI N V COMMON S TOCK	**	655,819
*	FHLMC GOLD E01140 6 05-01-2017	**	1,362
*	FHLMC GOLD G11516 6 03-01-2018	**	866
*	FHLMC GOLD G14730 4 02-01-2027	**	256,664
*	FHLMC GOLD G30317 6.5 01-01-2027	**	240,186
*	FHLMC GOLD G60764 4.5 10-01-2042	**	500,335
*	FHLMC GOLD H09901 6.5 08-01-2036	**	28,794
*	FHLMC MULTICLASS SER 1955 CL Z 7.5 05-20-2027	**	151,594
*	FHLMC MULTICLASS SER T-41 CL 2A 5.64729907-25-2032	**	67,483
*	FHLMC POOL #1Q1313 ADJ RT 09-01-2037	**	48,656
*	FHLMC POOL #849096 ADJ RT 10-01-2041	**	255,817
*	FHLMC POOL #849386 ADJ RT 07-01-2044	**	578,426
*	FHLMC POOL #849625 ADJ RT 01-01-2045	**	408,007
*	FHLMC POOL #G05603 7 11-01-2038	**	108,802
*	FIRST REP BK SAN FRANCISCO CALIF NEW COM	**	182,990
*	FLEETCOR TECHNOLOGIES INC COM	**	837,374
*	FNMA 2001-T10 CL A1 PASS THROUGH 7 12-25-2041	**	35,966
*	FNMA POOL #357906 5.5% 08-01-2035 BEO	**	188,330
*	FNMA POOL #555299 7% 11-01-2017 BEO	**	214
*	FNMA POOL #555531 5.5% 06-01-2033 BEO	**	137,752
*	FNMA POOL #725135 6% 05-01-2018 BEO	**	1,099
*	FNMA POOL #725510 6.5% 07-01-2017 BEO	**	1
*	FNMA POOL #731243 5.5% 08-01-2033 BEO	**	504,332
*	FNMA POOL #735417 6.5% 03-01-2035 BEO	**	153,552
*	FNMA POOL #735439 6% 09-01-2019 BEO	**	19,604
*	FNMA POOL #735857 6.5 06-01-2033 BEO	**	283,594
*	FNMA POOL #745329 6% DUE 07-01-2035 BEO	**	22,064
*	FNMA POOL #888368 7% 03-01-2037 BEO	**	64,746
*	FNMA POOL #888369 7% DUE 03-01-2037 REG	**	232,451
*	FNMA POOL #907860 ADJ RT DUE 02-01-2037 BEO	**	510,568
*	FNMA POOL #AB8193 6% 10-01-2038 BEO	**	112,919

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	FNMA POOL #AD0163 6% 11-01-2034 BEO	**	346,088
*	FNMA POOL #AD0276 5.5% 01-01-2024 BEO	**	120,897
*	FNMA POOL #AD0310 7% 12-01-2038 BEO	**	116,968
*	FNMA POOL #AE0381 5.5% 12-01-2024 BEO	**	150,178
*	FNMA POOL #AL5964 ADJ RT 10-01-2044	**	859,245
*	FNMA POOL #AL6209 4.887% 07-01-2021	**	119,757
*	FNMA POOL #AL8486 ADJ RT DUE 04-01-2045 BEO	**	597,970
*	FNMA POOL #AL8745 4.5% DUE 02-01-2045 REG	**	2,382,401
*	FNMA POOL #AL8816 4.5% 09-01-2045 BEO	**	723,310
*	FNMA POOL #AO4092 2.092% 05-01-2042 BEO	**	400,171
*	FNMA POOL #AO7685 2.209% 07-01-2042 BEO	**	1,046,309
*	FNMA POOL #AP2512 ADJ RATE DUE 08-01-2042	**	434,141
*	FNMA POOL #AS5851 4.5% 09-01-2045 BEO	**	542,117
*	FNMA POOL #AS7039 4.5% 04-01-2046 BEO	**	355,642
*	FNMA POOL #MA0232 4.5% 11-01-2029 BEO	**	564,206
*	FNMA POOL #MA0563 4% 11-01-2030 BEO	**	93,611
*	FNMA POOL #MA0634 4.5% 01-01-2031 BEO	**	132,338
*	FNMA POOL #MA1814 4% 03-01-2034 BEO	**	509,292
*	FNMA POOL #MA2019 4% 09-01-2034 BEO	**	1,125,797
*	FNMA POOL #MA2141 4% 01-01-2035 BEO	**	950,741
*	FNMA PREASSIGN 00717 6.5 11-25-2041	**	561,311
*	FNMA PREASSIGN 00837 7.5 10-25-2040	**	43,583
*	FNMA REMIC SER 2002-W6 CL 2A1 FLT RT 06-25-2042	**	31,137
*	FNMA REMIC SER 2003-W17 CL PT1 08-25-2033	**	89,677
*	FNMA REMIC SER 2014-M13 CLS ASQ2 1.637% 11-25-2017	**	159,375
*	FNMA REMIC TR 2004-W9 CL-2A2 7 DUE 02-25-2044	**	453,712
*	FNMA SERIES 2001-W3 CLASS-A 7 09-25-2041	**	27,388
*	FORD MTR CR CO LLC 4.25% DUE 09-20-2022	**	231,815
*	FORD MTR CR CO LLC 4.375% DUE 08-06-2023	**	258,000
*	FORD MTR CR CO LLC 5.875 DUE 08-02-2021	**	276,092
*	FORD MTR CR CO LLC 8.125% DUE 01-15-2020	**	115,318
*	FORTIVE CORP COM MON STOCK	**	979,337
*	FRESENIUS SE&KGAA NPV	**	848,738
*	GALP ENERGIA SGPS EUR1	**	893,225

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	GEN MTRS CO COM	**	507,654
*	GEN MTRS CO COM	**	1,024,296
*	GENWORTH FINL INC COM CL A COM CL A	**	60,899
*	GETINGE AB SER'B'NPV	**	476,193
*	GIC METLIFE CONTRACT # 32713 RATE 2.86%MAT EVERGREEN	**	129,618,008
*	GIC MONUMENTAL CONTRACT# MDA01050TR RATE 2.5100% MAT EVERGREEN SYNTHETIC	**	115,310,724
*	GIC NATIONWIDE LIFE INSURANCE COMPANY CONTACT#NIS_MON_IP_0716 RATE 2.99% **INC	**	115,392,288
*	GIC PRUDENTIAL CONTRACT# GA-62301 RATE 2.3400% MAT EVERGREEN (SYNTHETIC)	**	171,080,089
*	GILEAD SCIENCES INC	**	770,166
*	GLAXOSMITHKLINE ORD GBP0.25	**	1,155,542
*	GLENCORE PLC ORD USD0.01	**	385,443
*	GLENCORE PLC ORD USD0.01	**	666,230
*	GOLD POOL #G14668 4 12-01-2026	**	236,170
*	GOLDMAN SACHS GROUP INC COM	**	694,405
*	GOLDMAN SACHS GROUP INC COM	**	7,518,730
*	GOLDMAN SACHS GROUP INC COM	**	1,278,184
*	GOODYEAR TIRE & RUBBER CO COM	**	471,138
*	H.LUNDBECK A/S DKK5	**	978,105
*	HAIER ELECTRONICS HKD0.10	**	385,521
*	HALLIBURTON CO COM	**	1,148,277
*	HANA FINANCIAL GRP KRW5000	**	642,490
*	HANG LUNG PROPERTIES HKD1	**	233,247
*	HARLEY DAVIDSON COM USD0.01	**	1,131,796
*	HARLEY DAVIDSON COM USD0.01	**	315,036
*	HARTFORD FINL SVCS GROUP INC COM	**	237,106
*	HAWAIIAN HOLDINGS INC COM	**	723,843
*	HCA INC 4.25% DUE 10-15-2019	**	286,000
*	HEIDELBERGCEMENT NPV	**	788,057
*	HELMERICH & PAYNE INC COM	**	225,544
*	HENKEL AG & CO KGAA NON-VTG PRF NPV	**	913,079
*	HESS CORP COM STK	**	1,613,311
*	HEWLETT PACKARD ENTERPRISE CO COM	**	2,513,004
*	HEWLETT PACKARD ENTERPRISE CO COM	**	7,404,800
*	HOME DEPOT INC COM	**	602,824

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	HOME DEPOT INC COM	**	992,192
*	HON HAI PRECISION GDR(REP 2 SHS TWD10)REG'S	**	519,933
*	HONDA MOTOR CO NPV	**	699,777
*	HOSPITALITY PPTYS TR COM SH BEN INT COM SH BEN INT	**	511,173
*	HOST HOTELS & RESORTS INC REIT	**	234,106
*	HP INC COM	**	3,994,928
*	HP INC COM	**	198,826
*	HSBC HLDGS PLC 6.5% DUE 05-02-2036	**	832,420
*	HSBC HLDGS PLC 6.5% DUE 09-15-2037	**	247,939
*	HSBC HOLDINGS PLC 5.1 DUE 04-05-2021	**	351,229
*	HSBC HOLDINGS PLC ORD USD0.50(HONGKONG REG)	**	1,339,236
*	HUDSON PACIFIC PROPERTIES INC COM	**	221,583
*	HUMANA INC COM	**	1,479,218
*	HUNTINGTON INGALLS INDS INC COM	**	308,702
*	HYUNDAI MOBIS KRW5000	**	956,940
*	HYUNDAI MOBIS KRW5000	**	688,743
*	HYUNDAI MOTOR CO KRW5000	**	642,361
*	IHI CORPORATION NPV	**	740,224
*	IL ST TAXABLE-PENSION 5.1 DUE 06-01-2033BEO TAXABLE SINKING FD 06-01-2024 N/C	**	424,413
*	ILLINOIS ST 5.665 MUN BD DUE 03-01-2018	**	620,388
*	ILLINOIS ST 5.365% 03-01-2017 BEO TAXABLE	**	402,468
*	ILLUMINA INC COM	**	451,213
*	ILLUMINA INC COM	**	246,349
*	IMPERIAL TOB FIN 4.25% DUE 07-21-2025	**	799,975
*	INCYTE CORP COM	**	260,702
*	INFINEON TECHNOLOG ORD NPV (REGD)	**	783,975
*	INFOSYS LIMITED ADR	**	506,148
*	ING GROEP N.V. EUR0.01	**	1,080,468
*	ING GROEP N.V. EUR0.01	**	1,033,113
*	INGREDION INC COM	**	429,238
*	INNOGY SE NPV	**	853,024
*	INPEX CORPORATION NPV	**	793,150
*	INTACT FINL CORP COM NPV	**	586,826
*	INTEL CORP COM	**	1,143,992

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	INTERCONTINENTAL EXCHANGE INC COM	**	1,565,655
*	INTL PAPER CO COM	**	631,414
*	INTUIT COM	**	786,339
*	INTUIT COM	**	879,403
*	INTUITIVE SURGICAL INC COM NEW STK	**	2,170,130
*	JAPAN TOBACCO INC NPV	**	850,304
*	Japanese yen	**	8,632
*	JOHNSON & JOHNSON COM USD1	**	2,415,262
*	JOHNSON CTLS INTL PLC COM USD0.01	**	1,173,338
*	JOHNSON CTLS INTL PLC COM USD0.01	**	1,786,081
*	JPMORGAN CHASE & 4.35% DUE 08-15-2021	**	80,235
*	JPMORGAN CHASE & 6.1% DUE 10-29-2049	**	7,083,125
*	JPMORGAN CHASE & CO COM	**	5,349,980
*	JPMORGAN CHASE & CO COM	**	741,490
*	JPMORGAN CHASE & CO COM	**	1,233,947
*	JPMORGAN CHASE & CO COM	**	2,917,465
*	JUNIPER NETWORKS INC COM	**	924,102
*	KASIKORNBANK PLC THB10 (ALIEN MKT)	**	520,944
*	KDDI CORP NPV	**	822,119
*	KELLOGG CO COM USD0.25	**	442,260
*	KEYENCE CORP NPV	**	618,854
*	KINDER MORGAN 4.25% DUE 09-01-2024	**	663,809
*	KINDER MORGAN 6.5% DUE 09-01-2039	**	247,039
*	KINDER MORGAN ENERGY PARTNERS 5.0% 08-15-2042	**	692,896
*	KINGFISHER ORD GBP0.157142857	**	392,676
*	KIRIN HOLDINGS CO NPV	**	595,059
*	KOMATSU NPV	**	547,046
*	KONICA MINOLTA INC NPV	**	1,080,023
*	KONINKLIJKE PHILIPS NV	**	937,765
*	KOSMOS ENERGY LTD	**	386,251
*	KUBOTA CORP NPV	**	815,403
*	KUNLUN ENERGY CO COMSTK	**	279,783
*	LAFARGEHOLCIM LTD	**	954,704
*	LANXESS AG NPV	**	1,075,893

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	LARSEN & TOUBRO SPON GDR EA REPR 1 ORD REG	**	495,411
*	LEAR CORP COM NEW COM NEW	**	575,412
*	LIBERTY INTERACTIVE CORPORATION QVC GROUP SER A	**	960,539
*	LINCOLN NATL CORP COM	**	418,694
*	LIVANOVA PLC ORD GBP1.00 (DI)	**	523,451
*	LLOYDS BKG GROUP 4.5% DUE 11-04-2024	**	279,853
*	LLOYDS BKG GROUP 4.582% DUE 12-10-2025	**	200,967
*	LLOYDS BKG GROUP 4.65% DUE 03-24-2026	**	202,578
*	LOWES COS INC COM	**	448,056
*	LYONDELLBASELL IND N V COM USD0.01 CL 'A'	**	899,575
*	MACK CALI RLTY CORP COM REIT	**	250,907
*	MAGNA INTERNATIONAL INC COMMON STOCK	**	529,480
*	MAKITA CORP NPV	**	731,744
*	MARATHON OIL CORP COM	**	2,520,336
*	MARATHON PETE CORP COM	**	102,462
*	MARRIOTT INTL INC NEW COM STK CL A	**	1,190,757
*	MASTERCARD INC CL A	**	1,986,014
*	MAXIM INTEGRATED PRODS INC COM	**	1,812,790
*	MAY DEPT STORES CO 6.65% DUE 07-15-2024	**	143,227
*	MAY DEPT STORES CO 6.7% DUE 09-15-2028	**	949,446
*	MAY DEPT STORES CO 6.9% DUE 01-15-2032	**	111,226
*	MEDTRONIC PLC COMMON STOCK	**	1,780,750
*	MEDTRONIC PLC COMMON STOCK	**	321,888
*	MEGGITT ORD GBP0.05	**	777,640
*	MERCK & CO INC NEW COM	**	696,138
*	MERCK & CO INC NEW COM	**	1,883,840
*	MERCK & CO INC NEW COM	**	441,584
*	MERCK KGAA NPV	**	1,304,093
*	METLIFE INC COM STK USD0.01	**	5,119,550
*	METRO AG ORD NPV	**	680,611
*	MFB NT COLLECTIVE TIPS INDEX FUND - NON LENDING	**	39,218,924
*	MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND-NON LENDING	**	141,378,384
*	MFB NT COLLECTIVE MSCI ACWI EX-US INDEX FUND-NON LENDING	**	78,358,972
*	MFB NT COLLECTIVE RUSSELL 1000 GROWTH INDEX FUND - NON LENDING	**	60,393,457

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	MFB NT COLLECTIVE RUSSELL 1000 GROWTH INDEX FUND - NON LENDING	**	93,581,525
*	MFB NT COLLECTIVE RUSSELL 1000 VALUE INDEX FUND - NON LENDING	**	158,244,476
*	MFO EB DAILY LIQUIDITY NON SL STOCK FUND	**	270,999,751
*	MFO VANGUARD FIDUCIARY TR CO TARGET RETIREMENT COLLECTIVE 2010 TR INSTL	**	791,770
*	MFO VANGUARD FIDUCIARY TR CO TARGET RETIREMENT COLLECTIVE 2015 TR INSTL	**	2,148,220
*	MFO VANGUARD FIDUCIARY TR CO TARGET RETIREMENT COLLECTIVE 2020 TR INSTL	**	12,349,215
*	MFO VANGUARD FIDUCIARY TR CO TARGET RETIREMENT COLLECTIVE 2025 TR INSTL	**	14,405,666
*	MFO VANGUARD FIDUCIARY TR CO TARGET RETIREMENT COLLECTIVE 2030 TR INSTL	**	11,713,226
*	MFO VANGUARD FIDUCIARY TR CO TARGET RETIREMENT COLLECTIVE 2035 TR INSTL	**	11,366,558
*	MFO VANGUARD FIDUCIARY TR CO TARGET RETIREMENT COLLECTIVE 2040 TR INSTL	**	7,738,503
*	MFO VANGUARD FIDUCIARY TR CO TARGET RETIREMENT COLLECTIVE 2045 TR INSTL	**	8,811,964
*	MFO VANGUARD FIDUCIARY TR CO TARGET RETIREMENT COLLECTIVE 2050 TR INSTL	**	5,487,097
*	MFO VANGUARD FIDUCIARY TR CO TARGET RETIREMENT COLLECTIVE INCOME TR INSTL	**	926,684
*	MFO VANGUARD TARGET RETIREMENT COLLECTIVE 2055 II	**	3,166,693
*	MFO VANGUARD TARGET RETIREMENT 2060 TRUST II	**	2,058,875
*	MGM RESORTS INTERNATIONAL COM	**	2,230,577
*	MICHAEL KORS HOLDINGS LTD COM NPV	**	479,184
*	MICHELIN (CGDE) EUR2	**	1,033,485
*	MICROSOFT CORP COM	**	813,475
*	MICROSOFT CORP COM	**	2,116,675
*	MICROSOFT CORP COM	**	4,113,668
*	MICROSOFT CORP COM	**	5,903,300
*	MICROSOFT CORP COM	**	2,609,880
*	MITSUI FUDOSAN CO LTD NPV	**	742,144
*	MMC NORILSK NICKEL ADR EACH REPR 1/10 SHARE (S	**	448,394
*	MONDELEZ INTL INC COM	**	1,010,192
*	MONSANTO CO NEW COM	**	690,388
*	MONSANTO CO NEW COM	**	368,113,377
*	MONSANTO CO NEW COM	**	345,882,399
*	MONSANTO PARTICIPANT LOANS	**	33,223,407
*	MONSTER BEVERAGE CORP NEW COM	**	679,910
*	MORGAN STANLEY COM STK USD0.01	**	2,826,905
*	MORGAN STANLEY COM STK USD0.01	**	1,170,325
*	MORPHOSYS NPV	**	478,197

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	MURPHY OIL CORP COM	**	871,640
*	MYRIAD INTL HLDGS 5.5% DUE 07-21-2025	**	402,904
*	NABORS INDUSTRIES COM USD0.10	**	581,380
*	NASPERS 'N' ZAR0.02	**	1,466,199
*	NATIONAL OILWELL VARCO COM STK	**	2,695,680
*	NETAPP INC COM STK	**	1,968,066
*	NETFLIX INC COM STK	**	1,027,540
*	NETFLIX INC COM STK	**	1,472,972
*	NEW JERSEY ST TPK AUTH TPK REV 7.102% 01-01-2041 BEO TAXABLE	**	698,510
*	NEWS CORP COM CL A	**	230,060
*	NIDEC CORPORATION NPV	**	795,490
*	NIKE INC CL B	**	1,278,019
*	NISSAN MOTOR CO LTD	**	1,228,563
*	NITTO DENKO CORP NPV	**	538,286
*	NN GROUP N.V. EUR0.12	**	600,032
*	NOKIA OYJ EUR0.06	**	774,881
*	NORTHROP GRUMMAN CORP COM	**	664,481
*	NOVARTIS AG CHF0.50 (REGD)	**	1,159,164
*	NOVARTIS AG CHF0.50 (REGD)	**	530,041
*	NOVO-NORDISK AS DKK0.2 SERIES'B'	**	758,151
*	NRG ENERGY INC COM NEW	**	587,254
*	NT COLLECTIVE RUSSELL 2000 GROWTH INDEX FUND - NON LENDING	**	134,656,770
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	75,510
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	3,050,359
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	5,372,815
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	1,333,650
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	4,627,777
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	—
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	16,299,552
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	631,224
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	4,269,498
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	3,127,514
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	11,746
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	310,127

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	10,678,763
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	2,071,438
*	NTGI NT COLLECTIVE RUSSELL 2000 VALUE INDEX FUND - NON LENDING	**	100,967,249
*	NU SKIN ENTERPRISES INC CL A CL A	**	234,122
*	NVIDIA CORP COM	**	1,609,106
*	NVIDIA CORP COM	**	548,964
*	NXP SEMICONDUCTORS N V COM STK	**	394,392
*	NXP SEMICONDUCTORS N V COM STK	**	1,966,375
*	NXP SEMICONDUCTORS N V COM STK	**	923,450
*	O REILLY AUTOMOTIVE INC NEW COM USD0.01	**	612,502
*	OCEANEERING INTL INC COM	**	267,092
*	OMEGA HEALTHCARE INVS INC REIT	**	4,439
*	OMNICOM GROUP INC COM	**	314,907
*	OMRON CORP NPV	**	919,034
*	ORACLE CORP COM	**	2,172,425
*	ORANGE EUR4	**	783,906
*	OWENS CORNING NEW COM STK	**	790,260
*	PACCAR INC COM	**	325,890
*	PACKAGING CORP AMER COM ISIN US6951561090	**	313,834
*	PALO ALTO NETWORKS INC COM USD0.0001	**	580,232
*	PALO ALTO NETWORKS INC COM USD0.0001	**	275,110
*	PANASONIC CORP	**	956,618
*	PARKER-HANNIFIN CORP COM	**	595,700
*	PARKER-HANNIFIN CORP COM	**	826,000
*	PATTERSON-UTI ENERGY INC COM	**	543,353
*	PAYPAL HLDGS INC COM	**	2,178,744
*	PEMEX PROJ FDG MASTER TR GTD BD 6.625% DUE 06-15-2035 REG	**	270,875
*	PEPSICO INC COM	**	835,575
*	PERNOD RICARD NPV EUR 1.55	**	601,135
*	PERRIGO COMPANY LIMITED COM EUR0.001	**	286,894
*	PERSIMMON ORD GBP0.10	**	572,066
*	PETROBRAS GLOBAL 4.375% DUE 05-20-2023	**	415,008
*	PETROFAC ORD USD0.02	**	525,615
*	PETROLEOS 4.25% DUE 01-15-2025	**	482,685

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	PETROLEOS 5.625% DUE 01-23-2046	**	269,750
*	PETROLEOS MEXICANOS 144A 6.5% DUE 03-13-2027	**	232,088
*	PETROLEOS MEXICANOS 6.375% 01-23-2045	**	591,500
*	PFIZER INC COM	**	1,877,149
*	PHILIP MORRIS INTL COM STK NPV	**	891,753
*	PHILIP MORRIS INTL COM STK NPV	**	1,152,774
*	PIEDMONT OFFICE REALTY TRU-A	**	115,758
*	PING AN INSURANCE GROUP 'H' CNY1	**	753,165
*	POPULAR INC COM NEW COM USD6 (POST REV SPLIT)	**	371,988
*	PPL CORP COM ISIN US69351T1060	**	279,210
*	PRECISION DRILLING COM NPV	**	249,995
*	PROVIDENT COS INC 7.25% DUE 03-15-2028	**	147,885
*	PRUDENTIAL FINL INC COM	**	549,645
*	PRUDENTIAL GBP0.05	**	1,379,741
*	PUB SERVICE ENTERPRISE GROUP INC COM	**	457,756
*	PVTPL &&&AIRBNB INC SER E CVT PFD STK T-ROWE	**	179,486
*	PVTPL &&&MAGIC LEAP INC PP SERIES C CVT PFD STOCK T-ROWE PRICE ONLY	**	145,615
*	PVTPL &&&SNAPCHAT INC SER F CVT PFD STK T-ROWE	**	167,424
*	PVTPL &&&UBER TECHNOLOGIES INC SER G CVTPFD STK T-ROWE	**	179,043
*	PVTPL BHP BILLITON FIN USA LTD 6.75% D UE 10-19-2075	**	561,250
*	PVTPL BNP PARIBAS 4.375% 09-28-2025	**	372,844
*	PVTPL CODELCO INC SR NT 144A 4.5% DUE 09-16-2025 BEO	**	203,030
*	PVTPL COX COMMUNICATIONS INC NEW NT 3.85% DUE 02-01-2025 BEO	**	637,488
*	PVTPL COX COMMUNICATIONS INC NEW NT 144A3.25% DUE 12-15-2022 BEO	**	413,986
*	PVTPL CRH AMERICA INC BNDS 3.875% DUE 05-18-2025 BEO	**	509,119
*	PVTPL ENEL FIN INTL S A GTD NT 144A 6.8%DUE 09-15-2037/09-20-2007 BEO	**	212,747
*	PVTPL GDR SAMSUNG ELECTRS LTD GDR 1995 RPSTG COM	**	2,237,953
*	PVTPL IMPERIAL TOBBACCO FINANCE 3.75% 07-21-2022	**	205,314
*	PVTPL MYRIAD INTL HLDGS B V GTD NT 6 DUE 07-18-2020	**	595,018
*	PVTPL RIO OIL FIN TR SER 2014-1 144A 6.25 DUE 07-06-2024	**	712,399
*	PVTPL SLM PRIVATE ED LN TR 2012-B CL A-2 3.75 DUE 12-16-2030	**	249,642
*	PVTPL SLM PVT ED LN TR 2012-C NT CL A-2 RED 3.336 DUE 10-15-2046 BEO	**	236,528
*	PVTPL TELECOM ITALIA S P A NEW 144A 5.303% DUE 05-30-2024 BEO	**	439,875
*	PVTPL1 ENEL FINANCE INTL NV 6.0% 10-07-2039/10-07-2009 BEO	**	530,661

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	QUALCOMM INC COM	**	966,720
*	QUANTA SVCS INC COM	**	775,203
*	RED HAT INC COM	**	904,288
*	RED HAT INC COM	**	850,340
*	REED ELSEVIER CAP INC 3.125 DUE 10-15-2022	**	632,254
*	REGENERON PHARMACEUTICALS INC COM	**	595,420
*	REGIONS FINL CORP NEW COM	**	705,076
*	REINSURANCE GROUP AMER INC COM NEW STK	**	501,810
*	RELIANCE STL & ALUM CO COM	**	242,597
*	RICHEMONT(CIE FIN) CHF1 (REGD)	**	821,598
*	RIO OIL FIN TR STEP CPN 9.75% DUE 01-06-2027	**	928,302
*	RIO TINTO ORD GBP0.10	**	843,200
*	ROCHE HLDGS AG GENUSSCHEINE NPV	**	1,126,669
*	ROCHE HLDGS AG GENUSSCHEINE NPV	**	1,359,418
*	ROCKWELL COLLINS INC COM	**	973,980
*	ROSS STORES INC COM	**	793,760
*	ROWAN COMPANIES PLC	**	669,726
*	ROYAL BK SCOTLAND 6.125% DUE 12-15-2022	**	1,010,166
*	ROYAL BK SCOTLAND GROUP PLC 6 DUE 12-19-2023 REG	**	155,806
*	ROYAL DUTCH SHELL 'A'SHS EUR0.07(GBP)	**	1,487,776
*	S&P GLOBAL INC COM	**	598,675
*	S.W. AIRL CO COM	**	199,559
*	SAFRAN SA EUR0.20	**	713,144
*	SALESFORCE COM INC COM STK	**	1,392,476
*	SALESFORCE COM INC COM STK	**	1,574,580
*	SAMSUNG ELECTRONIC GDR	**	1,718,100
*	SANDERSON FARMS INC COM	**	451,787
*	SANDS CHINA LTD USD0.01	**	396,412
*	SANOFI EUR2	**	803,722
*	SANOFI EUR2	**	1,474,585
*	SANOFI SPONSORED ADR	**	1,718,700
*	SANOFI SPONSORED ADR	**	6,471,411
*	SAP SE	**	420,124
*	SAP SE	**	1,180,190

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	SBM OFFSHORE NV EUR0.25	**	679,196
*	SCHLUMBERGER LTD COM COM	**	4,995,025
*	SCHNEIDER ELECTRIC EUR4.00	**	1,052,079
*	SCHWAB CHARLES CORP COM NEW	**	8,576,831
*	SENIOR HSG PPTYS TR SH BEN INT SH BEN INT	**	132,699
*	SERVICENOW INC COM USD0.001	**	1,243,113
*	SHIN-ETSU CHEMICAL NPV	**	948,407
*	SHIRE PLC ADR	**	1,042,044
*	SHIRE PLC ORD GBP0.05	**	823,544
*	SIAM CEMENT PCL-NVDR	**	391,974
*	SIEMENS AG NPV(REGD)	**	949,832
*	SILVER WHEATON COR COM NPV	**	417,810
*	SINGAPORE TELECOMMUNICATIONS NEW COM STK	**	904,478
*	SINOPHARM GROUP CO. LTD. 'H'SHS CNY1	**	539,014
*	SINOPHARM GROUP CO. LTD. 'H'SHS CNY1	**	840,665
*	SKY PLC	**	750,881
*	SLM CORP MEDIUM 8.45% DUE 06-15-2018	**	673,438
*	SLM CORP TRANCHE # TR 00109 4.625 09-25-2017	**	76,219
*	SMALL BUSINESS ADMIN GTD DEV PARTN CTF 2007-20D PARTN CTF 5.32 DUE 04-01-27 REG	**	120,396
*	SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 F 7.2 6-1-17/00 REG	**	734
*	SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 I 6.9 DUE 09-01-2017	**	1,697
*	SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1998-20G 6.1 DUE 07-01-2018	**	4,882
*	SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 2000-20 C 7.625 03-01-2020 REG	**	16,527
*	SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 2003-20 B 0 DUE 02-01-2023 REG	**	32,655
*	SMALL BUSINESS ADMIN GTD DEV PARTN CTF SER 2005-20 A 4.86 DUE 01-01-2025 REG	**	137,265
*	SMC CORP NPV	**	669,902
*	SOFTBANK GROUP CORP	**	1,278,244
*	SOUTHERN CO COM STK	**	304,978
*	SOUTHWESTERN ENERGY CO COM	**	76,844
*	SPIRIT AEROSYSTEMS HLDGS INC CL A	**	784,166
*	SPIRIT AIRLS INC COM	**	195,914
*	SPLUNK INC COMSTK COM USD0.001	**	670,372
*	SPRINT CORP COM SER 1 COM SER 1	**	3,009,670
*	STANDARD CHARTERED PLC SHS	**	902,959

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	STANDARD CHARTERED PLC SHS	**	863,969
*	STARBUCKS CORP COM	**	720,539
*	STARBUCKS CORP COM	**	1,043,443
*	STATE STR CORP COM	**	1,456,628
*	STATE STR CORP COM	**	1,041,448
*	STRYKER CORP	**	1,296,105
*	SUBSEA 7 SA USD2	**	462,713
*	SUMITOMO METAL MINING CO LTD NPV	**	801,080
*	SUMITOMO MITSUI FINANCIAL GROUP NPV	**	1,036,276
*	SUN TR BANKS INC COM	**	1,035,952
*	SUNCOR ENERGY INC COM NPV 'NEW'	**	1,040,990
*	SUNCOR ENERGY INC COM NPV 'NEW'	**	597,424
*	SUNTORY BEVERAGE & NPV	**	1,219,630
*	SWISS RE AG CHF0.10	**	626,654
*	SYMANTEC CORP COM	**	320,126
*	SYNOPSYS INC COM	**	1,648,080
*	SYSCO CORP COM	**	549,879
*	TAIWAN SEMICONDUCTOR MFG CO LTD SPONSORED ADR	**	1,329,601
*	TAIWAN SEMICONDUCTOR MFG CO LTD SPONSORED ADR	**	774,468
*	TAKE-TWO INTERACTIVE SOFTWARE INC CDT-COM CDT-COM	**	212,637
*	TARGET CORP COM STK	**	1,661,290
*	TARGET CORP COM STK	**	512,833
*	TD AMERITRADE HLDG CORP COM STK	**	1,713,262
*	TE CONNECTIVITY LTD	**	2,563,360
*	TE CONNECTIVITY LTD	**	699,728
*	TELECOM ITALIA CAP 7.721% DUE 06-04-2038	**	415,860
*	TELEFONICA SA EUR1	**	830,925
*	TELENOR ASA ORD NOK6	**	1,069,742
*	TENARIS S.A. USD1	**	386,621
*	TERADATA CORP DEL COM STK	**	328,757
*	TERADYNE INC COM	**	163,068
*	TESCO ORD GBP0.05	**	501,501
*	TESLA INC COM USD0.001	**	543,627
*	TESLA INC COM USD0.001	**	1,483,009

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	TESORO CORP	**	886,656
*	TEXTRON INC COM	**	611,856
*	THE PRICELINE GROUP INC	**	2,492,302
*	THE PRICELINE GROUP INC	**	5,656,059
*	THE PRICELINE GROUP INC	**	1,414,748
*	TI CAPITAL 7.175% DUE 06-18-2019	**	830,625
*	TIME WARNER CABLE 4% DUE 09-01-2021	**	128,367
*	TIME WARNER CABLE 4.125% DUE 02-15-2021	**	180,922
*	TIME WARNER CABLE 7.3% DUE 07-01-2038	**	338,289
*	TIME WARNER CABLE 8.75% DUE 02-14-2019	**	507,125
*	TIME WARNER INC USD0.01	**	775,425
*	TIME WARNER INC USD0.01	**	6,953,345
*	TJX COS INC COM NEW	**	691,421
*	T-MOBILE US INC COM	**	1,104,192
*	TOKYO ELECTRON NPV	**	814,395
*	TORONTO-DOMINION COM NPV	**	1,469,723
*	TOSHIBA CORP NPV	**	361,657
*	TOTAL EUR2.5	**	1,118,704
*	TOYOTA MOTOR CORP NPV	**	465,865
*	TRACTOR SUPPLY CO COM	**	884,703
*	TRANSCANADA TR FLTG RT 5.875% DUE 08-15-2076	**	156,000
*	TRANSCANADA TR SUB TR NT SER 2015-A DUE 05-20-2075/05-20-2025 REG	**	505,000
*	TRAVELERS COS INC COM STK	**	966,139
*	TRAVELERS COS INC COM STK	**	905,908
*	TRAVIS PERKINS ORD GBP0.10	**	342,057
*	TRINSEO S A COMMON STOCK	**	306,581
*	TULLOW OIL ORD GBP0.10	**	98,954
*	TWENTY-FIRST CENTURY FOX INC CL A	**	4,290,120
*	TWENTY-FIRST CENTY FOX INC CL B CL B	**	953,750
*	TYSON FOODS INC CL A COM (DELAWARE)	**	283,728
*	UBS GROUP CHF0.10 (REGD)	**	709,499
*	UBS GROUP CHF0.10 (REGD)	**	972,380
*	ULTRAPAR INTL S A 5.25% DUE 10-06-2026	**	367,463
*	UN PAC RR CO 5.866 DUE 07-02-2030	**	788,942

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	UN PAC RR CO PASS 7.6% DUE 01-02-2020	**	87,516
*	UNICREDIT SPA NPV (POST SPLIT)	**	424,732
*	UNILEVER PLC ORD GBP0.031111	**	1,171,367
*	UNION PAC CORP COM	**	3,214,080
*	UNITED CONTL HLDGS INC COM STK	**	991,168
*	United States dollar	**	1,602,334
*	United States dollar	**	511,793
*	UNITED STATES TREAS NTS .625 09-30-2017 REG	**	5,247,611
*	UNITED STATES TREAS NTS .875 05-15-2017 REG	**	4,784,856
*	UNITED STATES TREAS NTS WI TREASURY NOTE1% DUE 11-30-2018 REG	**	1,993,594
*	UNITED THERAPEUTICS CORP DEL COM STK	**	894,716
*	UNITEDHEALTH GROUP INC COM	**	3,552,888
*	UNITEDHEALTH GROUP INC COM	**	2,592,648
*	UNUM CORP NT 6.75 DUE 12-15-2028 BEO	**	251,680
*	UNUM GROUP	**	523,426
*	US TREAS NTS DTD 02/29/2012 .875 DUE 02-28-2017 REG	**	1,501,005
*	UTD O/S BANK NPV	**	775,220
*	UTD STATES TREAS .75% DUE 01-31-2018	**	3,582,429
*	UTD STATES TREAS .75% DUE 03-15-2017	**	6,013,402
*	VALERO ENERGY CORP COM STK NEW	**	1,071,941
*	VERISIGN INC COM	**	764,047
*	VERIZON 4.272% DUE 01-15-2036	**	1,133,237
*	VERIZON COMMUNICATIONS 6.55 BDS DUE 09-15-2043 USD2000 BEO	**	593,264
*	VERIZON COMMUNICATIONS COM	**	1,340,105
*	VERTEX PHARMACEUTICALS INC COM	**	339,619
*	VERTEX PHARMACEUTICALS INC COM	**	876,673
*	VISA INC COM CL A STK	**	4,080,446
*	VISA INC COM CL A STK	**	1,912,192
*	VISTEON CORP COM NEW COM NEW	**	183,497
*	VMWARE INC CL A COM CL A COM	**	1,763,552
*	VODAFONE GROUP ORD USD0.2095238	**	1,278,183
*	VODAFONE GROUP ORD USD0.2095238	**	993,599
*	VOYA FINL INC COM	**	876,842
*	VULCAN MATERIALS CO COM	**	876,050

5500 Supplemental Schedules	Account number 7879
Account name MONSANTO CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	VULCAN MATLS CO 7.5% DUE 06-15-2021	**	529,875
*	WAL-MART STORES INC COM	**	3,452,544
*	WAL-MART STORES INC COM	**	910,380
*	WAL-MART STORES INC COM	**	601,344
*	WARTSILA EUR3.50	**	667,418
*	WASHINGTON PRIME GROUP NEW COM	**	54,694
*	WEATHERFORD INTERNATIONAL LTD(IE)USD0.001	**	510,976
*	WEICHAI POWER CO 'H'CNY1	**	335,724
*	WELLS FARGO & CO FLTG RT 5.875% DUE 12-29-2049	**	5,459,480
*	WELLS FARGO & CO NEW COM STK	**	9,111,557
*	WELLS FARGO & CO NEW COM STK	**	1,117,906
*	WELLS FARGO & CO NEW MEDIUM TERM SR NTS TRANCHE # TR 00155 4.3% DUE 07-22-2027	**	514,287
*	WELLS FARGO BANK NATL ASSOCIATION TRANCHE # SB 00008 6% DUE 11-15-2017	**	259,448
*	WELLS FARGO BK N A 2.15% DUE 12-06-2019	**	624,613
*	WELLS FARGO BK N A FLTG RT 1.75% DUE 12-06-2019	**	325,788
*	WORKDAY INC CL A COM USD0.001	**	528,720
*	WORKDAY INC CL A COM USD0.001	**	562,624
*	WPP PLC ORD GBP0.10	**	843,138
*	WYNN MACAU LTD HKD0.001	**	455,201
*	XEROX CORP 5.625% DUE 12-15-2019	**	134,421
*	XEROX CORP COM	**	92,102
*	XEROX CORPORATION 4.5 DUE 05-15-2021	**	753,796
*	YARA INTERNATIONAL NOK1.7	**	410,795
*	YUM BRANDS INC COM	**	443,310
*	ZAYO GROUP HLDGS INC COM	**	1,084,380
*	ZIMMER BIOMET HLDGS INC COM	**	381,840
*	ZOETIS INC 3.45% DUE 11-13-2020	**	153,954
*	ZOETIS INC 4.5% DUE 11-13-2025	**	318,044
	Grand Total		$3,288,911,300

* Represents an investment managed by an investment manager who is a party-in-interest to the Plan.
** Cost information is not required for participant-directed investments.

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	&&&BOND FUTURES OFFSET - LONG	**	$15,978,422
*	21ST CENTY FOX 3.375% DUE 11-15-2026	**	460,731
*	21ST CENTY FOX 4% DUE 10-01-2023	**	149,784
*	21ST CENTY FOX 4.5% DUE 02-15-2021	**	561,299
*	ABBOTT LABS 2.35% DUE 11-22-2019	**	1,066,256
*	ABBOTT LABS 3.75% DUE 11-30-2026	**	297,927
*	ABBVIE INC FIXED 4.5% DUE 05-14-2035	**	157,204
*	ACE INA HLDGS INC 2.7% DUE 03-13-2023	**	277,061
*	ACTAVIS FDG SCS 2.45% DUE 06-15-2019	**	210,889
*	ACTAVIS FDG SCS 3.45% DUE 03-15-2022	**	355,253
*	ACTAVIS FUNDING SCS FIXED 3.8% DUE 03-15-2025	**	375,442
*	AEP TEX CENT 5.17% DUE 01-01-2018	**	150,747
*	AETNA INC NEW 2.2% DUE 03-15-2019	**	190,479
*	AETNA INC NEW 2.4% DUE 06-15-2021	**	542,532
*	AETNA INC NEW 2.8% DUE 06-15-2023	**	438,329
*	ALEXANDRIA REAL 4.3% DUE 01-15-2026	**	292,904
*	ALLSTATE CORP 3.15% DUE 06-15-2023	**	45,567
*	ALLY AUTO 1.2% DUE 08-15-2018	**	137,189
*	ALLY AUTO RECEIVABLES SER 15-1 A3 1.39% 09-16-2019	**	405,306
*	ALLY MASTER OWNER 1.54% DUE 09-15-2019	**	851,209
*	ALLY MASTER OWNER 1.54% DUE 09-15-2019	**	816,159
*	ALLY MASTER OWNER 1.6% DUE 10-15-2019	**	595,919
*	ALLY MASTER OWNER TR SR 2014-4 CL A2 1.43 06-17-2019	**	920,544
*	AMERICAN EXPRESS CREDIT 2.25 DUE 08-15-2019 REG	**	718,979
*	AMERICAN EXPRESS CREDIT 2.6% 09-14-2020	**	267,215
*	AMERISOURCEBERGEN 3.25% DUE 03-01-2025	**	173,556
*	AMERN EXPRESS CR 1.26% DUE 01-15-2020	**	445,282
*	AMERN EXPRESS CR 1.49% DUE 04-15-2020	**	451,021
*	AMERN INTL GROUP 3.9% DUE 04-01-2026	**	483,351
*	AMERN INTL GROUP 4.875% DUE 06-01-2022	**	584,635
*	AMGEN INC 3.875 DUE 11-15-2021	**	350,684
*	ANHEUSER-BUSCH 3.3% DUE 02-01-2023	**	585,196
*	ANHEUSER-BUSCH 3.65% DUE 02-01-2026	**	588,810
*	APPLE INC 3.85% DUE 05-04-2043	**	301,217

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	AT&T INC 2.625 DUE 12-01-2022	**	359,557
*	AT&T INC 3.4% DUE 05-15-2025	**	361,434
*	AT&T INC 3.4% DUE 05-15-2025	**	520,464
*	AT&T INC 4.125% DUE 02-17-2026	**	455,655
*	AT&T INC 6.375% DUE 03-01-2041	**	69,097
*	AT&T INC GLOBAL NT FLTG RATE DUE 11-27-2018 REG	**	518,666
*	BA CR CARD TR 5.17% DUE 06-15-2019	**	160,228
*	BANK AMER CORP 2.151% DUE 11-09-2020	**	172,725
*	BANK AMER CORP 3.875% DUE 08-01-2025	**	599,930
*	BANK AMER CORP 4% DUE 01-22-2025	**	40,050
*	BANK AMER CORP 4.45% DUE 03-03-2026	**	221,566
*	BANK AMER CORP 5.625% DUE 07-01-2020	**	60,475
*	BANK AMER CORP 5.65% DUE 05-01-2018	**	1,404,001
*	BANK AMER CORP 5.875% DUE 01-05-2021	**	779,363
*	BANK AMER CORP SR NT 2.625% DUE 04-19-2021/04-20-2017	**	292,976
*	BANK AMER CORP SR NT 2.625% DUE 04-19-2021/04-20-2017	**	223,456
*	BANK OF AMERICA CORP BNDS 4.2 DUE 08-26-2024	**	1,426,186
*	BANK OF AMERICA CORPORATION FRN FLTG RTDUE 01-15-2019	**	670,950
*	BARCLAYS PLC 4.375% DUE 09-11-2024	**	322,362
*	BAXALTA INC 3.6% DUE 06-23-2022	**	362,755
*	BECTON DICKINSON & 3.125% DUE 11-08-2021	**	133,280
*	BHP BILLITON FIN USA LTD 6.5 DUE 04-01-2019	**	603,748
*	BIOGEN INC 3.625% DUE 09-15-2022	**	174,499
*	BK NEW YORK INC 2.1 DUE 01-15-2019	**	170,751
*	BK NEW YORK INC 2.2% DUE 05-15-2019	**	799,797
*	BK NEW YORK INC 2.3% DUE 09-11-2019	**	191,566
*	BK NEW YORK INC MEDIUM TERM SR NTS 2.2 03-04-2019	**	196,391
*	BNP PARIBAS BNDS 4.25 DUE 10-15-2024	**	1,228,026
*	BOSTON PPTYS LTD PARTNERSHIP 3.7 15 NOV 2018	**	175,106
*	BP CAP MKTS P L C 1.846% DUE 05-05-2017	**	626,359
*	BP CAP MKTS P L C 3.216% DUE 11-28-2023	**	696,892
*	BSTN PPTYS LTD 4.125% DUE 05-15-2021	**	1,188,613
*	BURL NORTHN SANTA 3.05% DUE 09-01-2022	**	1,174,398
*	CALIFORNIA ST 5.7% 11-01-2021 BEO TAXABLE	**	1,038,325

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	CALIFORNIA ST 6.2% 10-01-2019 BEO TAXABLE	**	1,059,564
*	CAP 1 BK USA NATL 8.8% DUE 07-15-2019	**	206,142
*	CAP 1 FINL CORP 3.5% DUE 06-15-2023	**	426,608
*	CAP 1 FINL CORP 4.2% DUE 10-29-2025	**	300,998
*	CAP 1 FINL CORP 4.75% DUE 07-15-2021	**	811,181
*	CAP 1 FINL CORP 6.75% DUE 09-15-2017	**	295,180
*	CAP 1 MULTI-ASSET 1.26% DUE 01-15-2020	**	695,386
*	CAP 1 MULTI-ASSET 5.75% DUE 07-15-2020	**	103,194
*	CATERPILLAR INC 2.6% DUE 06-26-2022	**	1,195,558
*	CELGENE CORP 3.55% DUE 08-15-2022	**	312,805
*	CELGENE CORP 3.875% DUE 08-15-2025	**	71,002
*	CHARTER 4.908% DUE 07-23-2025	**	685,055
*	CHASE ISSUANCE TR 1.15% DUE 01-15-2019	**	245,001
*	CHASE ISSUANCE TR 1.26% DUE 07-15-2019	**	235,144
*	CHASE ISSUANCE TR 1.36% DUE 04-15-2020	**	839,506
*	CHASE ISSUANCE TR 1.62% DUE 07-15-2020	**	1,202,400
*	CIGNA CORP 4 DUE 02-15-2022	**	781,454
*	CIGNA CORP 7.65 DUE 03-01-2023	**	223,145
*	CISCO SYS INC 1.85% DUE 09-20-2021	**	629,498
*	CITIBANK CR CARD .025 DUE 02-22-2019	**	444,983
*	CITIBANK CR CARD ISSUANCE TR SR 2014-A4 CL A4 1.23 04-24-2019	**	1,320,528
*	CITIGROUP INC 2.15% DUE 07-30-2018	**	210,695
*	CITIGROUP INC 2.5% DUE 07-29-2019	**	120,823
*	CITIGROUP INC 3.2% DUE 10-21-2026	**	430,300
*	CITIGROUP INC 3.5% DUE 05-15-2023	**	134,564
*	CITIGROUP INC 3.7% DUE 01-12-2026	**	631,731
*	CITIGROUP INC 3.875% DUE 10-25-2023	**	319,417
*	CITIGROUP INC 4.05% DUE 07-30-2022	**	1,164,357
*	CITIGROUP INC 4.6% DUE 03-09-2026	**	676,997
*	CMO FEDERAL HOME LN MTG CORP SER 2945 CLBD 5.5% DUE 10-15-2034 REG	**	82,704
*	CMO GAHR CML MTG TR 2015-NRF P-THRU CTF CL A-FX 144A 3.2349 DUE 12-15-19 BEO	**	476,780
*	COCA-COLA FEMSA S 2.375% DUE 11-26-2018	**	463,195
*	COMCAST CORP NEW 3.15% DUE 03-01-2026	**	325,602
*	COMERICA INC 2.125 05-23-2019	**	214,686

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	COMWLTH EDISON CO 2.55% DUE 06-15-2026	**	238,178
*	CONOCOPHILLIPS CO 3.35% DUE 11-15-2024	**	1,217,945
*	CONOCOPHILLIPS CO 4.15% DUE 11-15-2034	**	425,187
*	CONOCOPHILLIPS CO 4.95% DUE 03-15-2026	**	474,721
*	COOPERATIEVE 3.75% DUE 07-21-2026	**	294,074
*	COX COMMUNICATIONS 2.95% DUE 06-30-2023	**	518,537
*	CVS HEALTH CORP BNDS 2.125% 05-25-2016	**	254,941
*	DAIMLER FIN N AMER 1.125% DUE 03-10-2017	**	634,858
*	DAIMLER FIN N AMER 2.375% DUE 08-01-2018	**	518,875
*	DIAMOND 1 FIN CORP 5.45% DUE 06-15-2023	**	323,525
*	DOMINION RES INC 2.5% DUE 12-01-2019	**	424,489
*	DOMINION RES INC 3.9% DUE 10-01-2025	**	234,817
*	DOW CHEMICAL CO 3% DUE 11-15-2022	**	1,450,661
*	DOW CHEMICAL CO 3% DUE 11-15-2022	**	445,203
*	DTE ENERGY CO 1.5% DUE 10-01-2019	**	314,681
*	DUKE ENERGY 5.1% DUE 04-15-2018	**	161,977
*	EASTMAN CHEM CO 2.7% DUE 01-15-2020	**	482,808
*	EATON CORP OHIO 2.75% DUE 11-02-2022	**	297,130
*	EMD FIN LLC 2.4% DUE 03-19-2020	**	472,192
*	ENERGY TRANSFER 4.15% DUE 10-01-2020	**	414,216
*	ENTERPRISE FLEET 1.38% DUE 09-20-2019	**	724,155
*	ERP OPER LTD 4.75% DUE 07-15-2020	**	457,284
*	ERP OPER LTD PARTNERSHIP 3 DUE 04-15-2023	**	295,867
*	ERP OPERATING LP 4.625 DUE 12-15-2021 REG	**	455,120
*	EXELON CORP 2.85% DUE 06-15-2020	**	606,405
*	EXELON CORP 3.95% DUE 06-15-2025	**	359,813
*	EXELON GENERATION CO LLC 4.25 06-15-2022	**	595,160
*	FEDERAL HOME LN MTG CORP POOL #A22684 5.5% 10-01-2034 BEO	**	521,139
*	FEDERAL HOME LN MTG CORP POOL #A34054 6%04-01-2035 BEO	**	117,473
*	FEDERAL HOME LN MTG CORP POOL #A61558 6.5% 10-01-2036 BEO	**	173,549
*	FEDERAL HOME LN MTG CORP POOL #C91296 5%04-01-2030 BEO	**	57,194
*	FEDERAL HOME LN MTG CORP POOL #C91402 4%10-01-2031 BEO	**	448,838
*	FEDERAL HOME LN MTG CORP POOL #C91746 4.5% 12-01-2033 BEO	**	1,334,744
*	FEDERAL HOME LN MTG CORP POOL #G01548 7.5% 07-01-2032 BEO	**	255,709

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	FEDERAL HOME LN MTG CORP POOL #G01777 6%02-01-2035 BEO	**	1,108,861
*	FEDERAL HOME LN MTG CORP POOL #G03392 6%10-01-2037 BEO	**	42,898
*	FEDERAL HOME LN MTG CORP POOL #G05903 5.5% 03-01-2040 BEO	**	265,350
*	FEDERAL HOME LN MTG CORP POOL #G08587 4.5% 05-01-2044 BEO	**	314,481
*	FEDERAL HOME LN MTG CORP POOL #G08678 4.5% 11-01-2045 BEO	**	735,167
*	FEDERAL HOME LN MTG CORP POOL #G60153 4.5% 10-01-2044 BEO	**	1,342,068
*	FEDERAL HOME LN MTG CORP POOL #J12899 4%09-01-2025 BEO	**	465,065
*	FEDERAL HOME LN MTG CORP POOL #J17720 3%01-01-2027 BEO	**	167,606
*	FEDERAL HOME LN MTG CORP POOL #J18087 3%03-01-2027 BEO	**	134,141
*	FEDERAL HOME LN MTG CORP POOL #Q20773 4%08-01-2043 BEO	**	714,384
*	FEDERAL HOME LN MTG CORP POOL #Q28481 3.5% 09-01-2044 BEO	**	4,392,508
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AH5817 4.5% 02-01-2041 BEO	**	410,160
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AJ4098 4% DUE 10-01-2026 BEO	**	1,171,739
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AJ6972 4% 11-01-2026 BEO	**	108,703
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL0475 5.5% 03-01-2035 BEO	**	469,902
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL3598 6% 07-01-2039 BEO	**	681,048
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL5109 5.5% 10-01-2038 BEO	**	848,170
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL5635 3.019% 09-01-2020 BEO	**	201,218
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL5861 4.5% 01-01-2031 BEO	**	376,135
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL5957 4% 05-01-2027 BEO	**	412,853
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL6132 4.5% 03-01-2029 BEO	**	1,245,870
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL7968 3% 01-01-2031 BEO	**	2,034,212
*	FEDERAL NATL MTG ASSN GTD MTG POOL #AL9063 3.5% 02-01-2031 BEO	**	888,479
*	FHLMC GOLD G03323 6 08-01-2037	**	170,485
*	FHLMC GOLD G0-7338 6 10-01-2038	**	175,694
*	FHLMC GOLD POOL #J11208 5 11-01-2024	**	340,382
*	FHLMC GOLD POOL Q32971 3.5% 04-01-2045	**	2,177,708
*	FHLMC GOLD Q02881 5 08-01-2041	**	204,995
*	FHLMC GOLD Q06616 3.5% DUE 03-01-2042	**	1,233,047
*	FHLMC GOLD SINGLE FAMILY 4% 30 YEARS SETTLES JANUARY	**	2,200,446
*	FHLMC MULTICLASS SER 2080 CL 2080-PJ 6.508-15-2028	**	184,878
*	FHLMC MULTICLASS SER 2926 CL EW 5 01-15-2025	**	1,091,450
*	FHLMC POOL #84-8209 FLTG RT 11-01-2036	**	249,868
*	FING CORP PRIN FICO STRIPS PRINPMT ON9.817FIN CP DUE 11-30-2017 REG	**	1,860,291

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	FNMA .875 12-20-2017	**	2,163,801
*	FNMA POOL #254485 7% DUE 11-01-2031 REG	**	12,343
*	FNMA POOL #256939 7% 10-01-2037 BEO	**	156,417
*	FNMA POOL #257135 5.5% 03-01-2038 BEO	**	569,296
*	FNMA POOL #323979 6.5% DUE 04-01-2029 REG	**	6,183
*	FNMA POOL #407591 6.5% DUE 12-01-2027 REG	**	47,193
*	FNMA POOL #759385 ADJ RT DUE 01-01-2034 BEO	**	208,744
*	FNMA POOL #771060 6.5% 02-01-2033 BEO	**	591,180
*	FNMA POOL #880993 6% 01-01-2022 BEO	**	78,875
*	FNMA POOL #888367 7% 03-01-2037 BEO	**	858,780
*	FNMA POOL #890229 5% 07-01-2025 BEO	**	651,060
*	FNMA POOL #909207 6.5% 07-01-2023 BEO	**	326,380
*	FNMA POOL #922228 6.5% DUE 12-01-2036 REG	**	31,188
*	FNMA POOL #931279 4% 06-01-2024 BEO	**	557,646
*	FNMA POOL #AA9188 5% 08-01-2039 BEO	**	402,136
*	FNMA POOL #AB2172 4% 02-01-2041 BEO	**	719,211
*	FNMA POOL #AB5248 3% 05-01-2042 BEO	**	695,421
*	FNMA POOL #AC0607 5% 12-01-2039 BEO	**	108,544
*	FNMA POOL #AC3295 5% 10-01-2024 BEO	**	244,851
*	FNMA POOL #AD0110 5.5% 04-01-2036 BEO	**	993,481
*	FNMA POOL #AD0495 5.5% 02-01-2035 BEO	**	725,769
*	FNMA POOL #AD4941 6% 06-01-2040 BEO	**	127,075
*	FNMA POOL #AD5541 5% 05-01-2030 BEO	**	71,272
*	FNMA POOL #AD5542 5% 05-01-2030 BEO	**	78,161
*	FNMA POOL #AD6448 5% 05-01-2040 BEO	**	77,401
*	FNMA POOL #AD8676 5% 07-01-2040 BEO	**	1,011,804
*	FNMA POOL #AE0178 6% 08-01-2024 BEO	**	74,435
*	FNMA POOL #AE0691 4.5% 10-01-2040 BEO	**	2,438,213
*	FNMA POOL #AL8387 4% 03-01-2046 BEO	**	15,740,930
*	FNMA POOL #AL8618 4% 06-01-2036 BEO	**	621,030
*	FNMA POOL #AL8816 4.5% 09-01-2045 BEO	**	961,440
*	FNMA POOL #AL8964 4.5% 06-01-2045 BEO	**	904,876
*	FNMA POOL #AO1770 4% 04-01-2037 BEO	**	432,094
*	FNMA POOL #AO3244 3.5% DUE 08-01-2032 BEO	**	538,739

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	FNMA POOL #AQ1224 3% 11-01-2042 BEO	**	979,157
*	FNMA POOL #AQ3298 3% 10-01-2042 BEO	**	701,924
*	FNMA POOL #AR8240 3% 04-01-2043 BEO	**	1,199,383
*	FNMA POOL #AR9199 3 DUE 03-01-2043	**	2,445,047
*	FNMA POOL #AS0564 4.5% 09-01-2043 BEO	**	651,170
*	FNMA POOL #AS2276 4.5% 04-01-2044 BEO	**	1,839,930
*	FNMA POOL #AS5851 4.5% 09-01-2045 BEO	**	903,529
*	FNMA POOL #AS6154 3% 11-01-2030 BEO	**	1,947,588
*	FNMA POOL #AS6532 4.5% 01-01-2046 BEO	**	1,622,876
*	FNMA POOL #AS7003 3% 04-01-2046 BEO	**	750,591
*	FNMA POOL #AU7279 4% 10-01-2043 BEO	**	449,598
*	FNMA POOL #AU7305 4% 08-01-2043 BEO	**	503,036
*	FNMA POOL #AY5229 3% 05-01-2030 BEO	**	1,073,771
*	FNMA POOL #AY9308 3.5% 05-01-2030 BEO	**	291,622
*	FNMA POOL #AZ9536 4% 11-01-2045 BEO	**	582,374
*	FNMA POOL #BA7671 3.5% 03-01-2046 BEO	**	1,659,194
*	FNMA POOL #BD3004 3% 08-01-2046 BEO	**	1,036,687
*	FNMA POOL #MA0193 5.5% 08-01-2024 BEO	**	424,355
*	FNMA POOL #MA0200 4.5% 10-01-2029 BEO	**	1,454,471
*	FNMA POOL #MA0232 4.5% 11-01-2029 BEO	**	206,535
*	FNMA POOL #MA0634 4.5% 01-01-2031 BEO	**	85,955
*	FNMA POOL #MA0878 4% DUE 10-01-2031 REG	**	1,350,807
*	FNMA POOL #MA1630 4% 10-01-2033 BEO	**	1,049,681
*	FNMA POOL #MA2141 4% 01-01-2035 BEO	**	980,873
*	FNMA POOL #MA2508 4% 01-01-2036 BEO	**	781,488
*	FNMA POOL AU1628 3 DUE 07-01-2043 REG	**	305,435
*	FNMA REMIC SER 2007-117 CL-MD 5.5 07-25-2037	**	365,849
*	FNMA REMIC SER 2014-M13 CLS ASQ2 1.637% 11-25-2017	**	183,894
*	FNMA REMIC TR 2002-W7 CL-A4 6 06-25-2029	**	1,305,530
*	FNMA REMIC TR 2009-30 CL-AD 6.5 04-25-2039	**	80,143
*	FNMA SINGLE FAMILY MORTGAGE 3% 30 YEARS SETTLES JANUARY	**	1,663,968
*	FNMA SINGLE FAMILY MORTGAGE 4% 30 YEARS SETTLES JANUARY	**	2,538,911
*	FNMA SINGLE FAMILY MORTGAGE 4% 30 YEARS SETTLES JANUARY	**	1,971,204
*	FNMA TRANCHE 540 1.875 09-18-2018	**	3,727,709

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	FORD CR AUTO OWNER 1.06% DUE 05-15-2019	**	572,225
*	FORD CR AUTO OWNER 1.28% DUE 09-15-2019	**	257,771
*	FORD CR AUTO OWNER 2.26% DUE 11-15-2025	**	857,256
*	FORD CR AUTO OWNER 2.26% DUE 11-15-2025	**	716,061
*	FORD CR FLOORPLAN MASTER OWNER SER 2014-4 CL A1 1.4 08-15-2019	**	670,462
*	FORD MTR CR CO LLC 2.597% DUE 11-04-2019	**	499,258
*	FORD MTR CR CO LLC 3.219% DUE 01-09-2022	**	321,359
*	FORD MTR CR CO LLC FLTG RT 1.94956% DUE 03-12-2019	**	1,006,470
*	FUT MAR 17 10 YR T-NOTES	**	14,416,625
*	FUT MAR 17 CBT 5Y T-NOTE	**	1,176,641
*	FUT MAR 17 CBT UL T-BONDS	**	6,089,500
*	FUT MAR 17 CBT ULT TNOTE	**	(670,313)
*	FUT MAR 17 U.S. T-BONDS	**	(28,323,375)
*	FUT MAR 17 US 2YR T-NOTE	**	(8,667,500)
*	GE CAP INTL FDG CO 2.342% DUE 11-15-2020	**	1,096,477
*	GE CAP INTL FDG CO 4.418% DUE 11-15-2035	**	214,821
*	GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00849 4.65 DUE 10-17-2021	**	424,516
*	GENERAL ELEC CAP CORP FLT RT DUE 01-14-2019 REG	**	603,902
*	GENERAL ELEC CO 2.7 DUE 10-09-2022 REG	**	229,957
*	GIC METLIFE CONTRACT # METLIFE SA 698 RATE 00.0000% MAT 00/00/0000	**	133,345,368
*	GILEAD SCIENCES 2.5% DUE 09-01-2023	**	520,733
*	GILEAD SCIENCES 2.55% DUE 09-01-2020	**	288,004
*	GILEAD SCIENCES 3.65% DUE 03-01-2026	**	162,230
*	GM FINL AUTOMOBILE 1.73% DUE 06-20-2019	**	701,442
*	GNMA POOL #706848 5.5% 05-15-2040 BEO	**	723,058
*	GNMA POOL #781232 6.5% 12-15-2023 BEO	**	69,972
*	GNMA POOL #MA3243 3% 11-20-2045 BEO	**	396,389
*	GOLDMAN SACHS 2.3% DUE 12-13-2019	**	734,166
*	GOLDMAN SACHS 3.75% DUE 02-25-2026	**	290,852
*	GOLDMAN SACHS 5.75% DUE 01-24-2022	**	342,886
*	GOLDMAN SACHS GROUP INC 2.75% DUE 09-15-2020	**	135,583
*	GOLDMAN SACHS GROUP INC 7.5 02-15-2019 MTN1	**	1,285,954
*	GOLDMAN SACHS GROUP INC MEDIUM TERM NTS TRANCHE # TR 00590 VAR RT DUE 11-15-2018	**	656,179
*	GOLDMAN SACHS GROUP INC VAR RT 11-29-2023	**	634,069

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	HLTH CARE REIT INC 2.25% DUE 03-15-2018	**	246,047
*	HONDA AUTO 1.01% DUE 06-18-2018	**	43,303
*	HONDA AUTO 1.13% DUE 09-17-2018	**	530,101
*	HSBC FIN CORP 6.676% DUE 01-15-2021	**	848,651
*	HSBC HLDGS PLC 4.25% DUE 08-18-2025	**	1,564,179
*	HSBC HLDGS PLC 4.3% DUE 03-08-2026	**	311,060
*	HSBC HLDGS PLC 4.3% DUE 03-08-2026	**	394,009
*	HUMANA INC 2.625% DUE 10-01-2019	**	282,245
*	IL TOOL WKS INC 2.65% DUE 11-15-2026	**	176,845
*	ILLINOIS ST 5.365% 03-01-2017 BEO TAXABLE	**	427,622
*	INTL PAPER CO 5% DUE 09-15-2035	**	253,577
*	J P MORGAN CHASE 2.9599% DUE 04-15-2046	**	1,153,233
*	JPMORGAN CHASE & 3.375% DUE 05-01-2023	**	622,762
*	JPMORGAN CHASE & 3.625% DUE 12-01-2027	**	848,913
*	JPMORGAN CHASE & 3.875% DUE 02-01-2024	**	310,914
*	JPMORGAN CHASE & 4.4% DUE 07-22-2020	**	562,973
*	JPMORGAN CHASE & CO FORMERLY J P MORGAN 6 DUE 01-15-2018 BEO	**	438,113
*	JPMORGAN CHASE & FIXED 2.25% DUE 01-23-2020	**	688,376
*	JPMORGAN CHASE BK N A NEW YORK N Y FORME6 DUE 10-01-2017	**	1,248,701
*	KEYBANK NATL ASSN 2.5% DUE 11-22-2021	**	248,405
*	KINDER MORGAN 3.45% DUE 02-15-2023	**	743,969
*	KINDER MORGAN 3.5 DUE 03-01-2021	**	208,124
*	KINDER MORGAN 4.15% DUE 02-01-2024	**	709,553
*	KINDER MORGAN 6.85% DUE 02-15-2020	**	445,907
*	KINDER MORGAN INC 4.3% DUE 06-01-2025	**	205,913
*	KINDER MORGAN INC 4.3% DUE 06-01-2025	**	339,757
*	KINDER MORGAN INC 5.3% DUE 12-01-2034	**	86,262
*	KRAFT HEINZ FOODS 3.95% DUE 07-15-2025	**	314,041
*	KRAFT HEINZ FOODS 4.375% DUE 06-01-2046	**	263,474
*	KROGER CO 2.95% DUE 11-01-2021	**	236,459
*	LLOYDS BKG GROUP 4.5% DUE 11-04-2024	**	610,589
*	LLOYDS BKG GROUP 4.65% DUE 03-24-2026	**	202,578
*	LLOYDS BKG GROUP 4.65% DUE 03-24-2026	**	465,930
*	LOCKHEED MARTIN 3.55% DUE 01-15-2026	**	383,142
*	LYONDELLBASELL 5% DUE 04-15-2019	**	612,858

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	MAY DEPT STORES CO 6.65% DUE 07-15-2024	**	1,804,660
*	MEDTRONIC INC 3.15% DUE 03-15-2022	**	256,056
*	MEDTRONIC INC 3.5% DUE 03-15-2025 REG	**	643,571
*	MEDTRONIC INC 3.5% DUE 03-15-2025 REG	**	1,235,657
*	METLIFE INC FIXED 2.463% DUE 12-15-2017	**	496,277
*	MICROSOFT CORP 2% DUE 08-08-2023	**	716,852
*	MORGAN STANLEY 2.5% DUE 04-21-2021	**	375,869
*	MORGAN STANLEY 2.625% DUE 11-17-2021	**	597,717
*	MORGAN STANLEY 3.125% DUE 07-27-2026	**	33,438
*	MORGAN STANLEY 3.75% DUE 02-25-2023	**	184,886
*	MORGAN STANLEY 3.875% DUE 04-29-2024	**	620,470
*	MORGAN STANLEY 4% DUE 07-23-2025	**	107,627
*	MORGAN STANLEY 5.5% DUE 01-26-2020	**	379,446
*	MOSAIC CO NEW 4.25% DUE 11-15-2023	**	398,295
*	NEVADA PWR CO 7.125% DUE 03-15-2019	**	155,648
*	NEW JERSEY ECONOMIC DEV AUTH REV 4.447% 06-15-2020 BEO TAXABLE	**	610,953
*	NEWELL BRANDS INC 3.15% DUE 04-01-2021	**	157,743
*	NISOURCE FIN CORP 5.45% DUE 09-15-2020	**	196,558
*	NISOURCE FIN CORP 6.125% DUE 03-01-2022	**	345,980
*	NISOURCE FIN CORP 6.8% DUE 01-15-2019	**	87,324
*	NISSAN AUTO 1.07% DUE 05-15-2019	**	194,667
*	NORTHROP GRUMMAN 1.75% DUE 06-01-2018	**	1,158,174
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	2,016,330
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	1
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	2,531,216
*	NTGI COLLECTIVE GOVERNMENT SHORT TERM INVESTMENT FUND	**	18,552,171
*	OMEGA HEALTHCARE 5.25% DUE 01-15-2026	**	272,253
*	ORACLE CORP 2.65% DUE 07-15-2026	**	294,255
*	ORACLE CORP 3.9% DUE 05-15-2035	**	739,733
*	PAC GAS & ELEC CO 8.25% DUE 10-15-2018	**	860,352
*	PACIFICORP 2.95% DUE 06-01-2023	**	894,808
*	PECO ENERGY CO 4.15% DUE 10-01-2044	**	255,317
*	Pending trade purchases: United States dollar	**	(4,389,673)
*	Pending trade purchases: United States dollar	**	(4,158,780)
*	Pending trade sales: United States dollar	**	78,328
*	PERRIGO FIN UNLTD 4.375% DUE 03-15-2026	**	445,454

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	PETROBRAS GLOBAL 4.375% DUE 05-20-2023	**	546,063
*	PETROBRAS INTL FIN 5.375% DUE 01-27-2021	**	366,750
*	PETRO-CDA 6.8% DUE 05-15-2038	**	84,290
*	PETROLEOS 4.5% DUE 01-23-2026	**	1,002,100
*	PETROLEOS 4.875% DUE 01-18-2024	**	727,208
*	PNC BK N A CORP BD 2.2 DUE 01-28-2019	**	301,580
*	PNC BK N A PITT PA 2.25% DUE 07-02-2019	**	377,506
*	PNC BK N A PITT PA 2.4% DUE 10-18-2019	**	474,328
*	PNC BK NA PITT PA 2.55% DUE 12-09-2021	**	249,843
*	PRIN FINL GROUP 3.1% DUE 11-15-2026	**	265,801
*	PVTPL AIR LIQUIDE FIN S A NT 144A 2.25% DUE 09-27-2023/09-27-2016 BEO	**	204,712
*	PVTPL BAE SYS PLC NT 144A 4.75% DUE 10-11-2021 BEO	**	897,486
*	PVTPL BAYER US FINANCE LLC 2.375% DUE 10-08-2019 BEO	**	656,160
*	PVTPL BG ENERGY CAP PLC GTD NT 144A 4% DUE 10-15-2021 BEO	**	595,250
*	PVTPL BNP PARIBAS 4.375% 09-28-2025	**	323,132
*	PVTPL COX COMMUNICATIONS INC NEW NT 3.85% DUE 02-01-2025 BEO	**	392,300
*	PVTPL DEUTSCHE TELEKOM INTL FIN B V NT 2.25 DUE 03-06-2017	**	595,844
*	PVTPL EMD FIN LLC GTD NT 144A 1.7% DUE 03-19-2018 BEO	**	408,607
*	PVTPL FORD CR AUTO OWNER TR 2015-REV1 2.12%DUE 07-15-2026 BEO	**	666,309
*	PVTPL FORD CR AUTO OWNER TR 2015-REV1 2.12%DUE 07-15-2026 BEO	**	601,181
*	PVTPL GUARDIAN LIFE GLOBAL FDG SR SECD MEDIUM 1.95%10-27-2021 BEO	**	481,019
*	PVTPL HEWLETT PACKARD ENTERPRISE CO 144A3.85% DUE 10-15-2020/10-09-2015 BEO	**	305,194
*	PVTPL HEWLETT PACKARD ENTERPRISE CO NT 144A 4.65% DUE 10-15-2022/10-09-2015 BEO	**	359,272
*	PVTPL MONDELEZ INTL HLDGS NETH B V NT 144A 1.625 DUE 10-28-2019/10-28-2016 BEO	**	1,009,701
*	PVTPL MYLAN N V SR NT 144A 3.15% DUE 06-15-2021/06-09-2016 BEO	**	304,230
*	PVTPL NY LIFE GLOBAL FDG MEDIUM TERM NTSTRANCHE # TR 00039 2.1 DUE 01-02-2019	**	738,042
*	PVTPL SIEMENS FINANCIERINGSMAATSCHAPPIJ N V NT 2.9% DUE 05-27-2022 BEO	**	403,002
*	PVTPL TRANCHE # TR 00048 1.75% DUE 12-19-2018 BEO	**	595,203
*	PVTPL TSMC GLOBAL LTD 1.625 DUE 04-03-2018	**	577,782
*	PVTPL VERIZON OWNER TR 2016-1 AST BACKEDNT CL A 144A 1.42 DUE 01-20-2021BEO	**	213,504
*	REED ELSEVIER CAP INC 3.125 DUE 10-15-2022	**	292,343
*	REPUBLICA ORIENTAL DEL URUGUAY BD 4.375%DUE 10-27-2027 REG	**	305,778
*	REYNOLDS AMERICAN INC 4.85 DUE 09-15-2023 REG	**	852,549
*	ROGERS 4.1% DUE 10-01-2023	**	302,851

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	RSB BONDCO LLC 5.82% DUE 06-28-2019	**	173,396
*	SANTANDER DR AUTO 1.27% DUE 02-15-2019	**	100,535
*	SCHLUMBERGER HLDGS CORP 144A 3.0% 12-21-2020 BEO	**	852,663
*	SEMPRA ENERGY 1.625% DUE 10-07-2019	**	182,615
*	SHELL INTL FIN B V 4.125% DUE 05-11-2035	**	367,582
*	SIMON PPTY GROUP L P 3.5% DUE 09-01-2025	**	303,408
*	SLM CORP TRANCHE # TR 00109 4.625 09-25-2017	**	304,875
*	SMALL BUSINESS ADMIN GTD DEV PARTN CTF 4.92 DUE 10-01-2023/04-01-2007 REG	**	135,060
*	SMALL BUSINESS ADMIN GTD DEV PARTN CTF SBA 04-20C CL 1 4.34% DUE 03-01-2024 REG	**	228,272
*	SOUTHERN CO 2.95% DUE 07-01-2023	**	834,091
*	SOUTHN CAL EDISON 5.5% DUE 08-15-2018	**	265,638
*	SPECTRA ENERGY 2.95 DUE 09-25-2018	**	71,105
*	SPECTRA ENERGY 4.75 DUE 03-15-2024	**	116,782
*	ST STR CORP 3.7 DUE 11-20-2023	**	473,687
*	STATOIL ASA 3.7% DUE 03-01-2024	**	240,738
*	STRIP PRINCIPAL 00105 DUE 02-15-2045	**	933,168
*	SYNCHRONY FINL 3.75% DUE 08-15-2021	**	287,789
*	TEVA 2.8% DUE 07-21-2023	**	539,557
*	THERMO FISHER SCIENTIFIC INC 2.4 DUE 02-01-2019 REG	**	372,813
*	TIME WARNER CABLE 7.3% DUE 07-01-2038	**	264,481
*	TIME WARNER CABLE INC 8.25 DUE 04-01-2019 REG	**	421,388
*	TIME WARNER INC NEW NT 4.75 DUE 03-29-2021	**	803,476
*	TIME WARNER NEW 4.7 DUE 01-15-2021	**	1,683,481
*	TOTAL CAP INTL 2.75% DUE 06-19-2021	**	591,908
*	TRANSCANADA 3.75% DUE 10-16-2023	**	315,655
*	U S BK NATL ASSN FIXED 2.125% DUE 10-28-2019	**	336,210
*	UNION PAC CORP 4.163% DUE 07-15-2022	**	161,645
*	UNION PACIFIC CORP 3.646 DUE 02-15-2024 BEO	**	1,013,700
*	United States dollar	**	455
*	UNITED STATES OF AMER TREAS BONDS DTD 02/15/2015 2.5% DUE 02-15-2045 REG	**	4,529,423
*	UNITED STATES OF AMER TREAS BONDS DTD 05/15/2016 2.5% DUE 05-15-2046 REG	**	2,883,741
*	UNITED STATES TREAS BD STRIPPED DUE 08-15-2045	**	744,536
*	UNITED STATES TREAS BDS 2.25% DUE 08-15-2046	**	285,879
*	UNITED STATES TREAS BDS 00245 2.875% DUE 08-15-2045 REG	**	331,995
*	UNITED STATES TREAS BDS 3% DUE 05-1 5-2045	**	3,807,828
*	UNITED STATES TREAS BDS BD 5.25% DUE 11-15-2028 REG	**	1,896,840
*	UNITED STATES TREAS BDS DTD 00247 2.5% DUE 02-15-2046 REG	**	2,741,312

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	UNITED STATES TREAS BILLS 01-12-2017 DTD07/14/2016	**	4,334,567
*	UNITED STATES TREAS NTS 1.625% DUE 11-30-2020 REG	**	6,274,655
*	UNITED STATES TREAS NTS 1.625% DUE 11-30-2020 REG	**	5,786,626
*	UNITED STATES TREAS NTS 2.625 DUE 11-15-2020 REG	**	10,925,089
*	UNITED STATES TREAS NTS 3.50 DUE 05-15-2020 REG	**	1,769,778
*	UNITED STATES TREAS NTS DTD 00476 2.125%DUE 08-31-2020 REG	**	6,208,811
*	UNITED STATES TREAS NTS DTD 01/15/2016 01-15-2026	**	1,744,510
*	UNITED STATES TREAS NTS DTD 02/28/2015 1.375% DUE 02-29-2020 REG	**	925,568
*	UNITED STATES TREAS NTS DTD 04/15/2016 04-15-2021	**	1,846,218
*	UNITED STATES TREAS NTS DTD 05/31/2014 1.5% DUE 05-31-2019 REG	**	1,607,374
*	UNITED STATES TREAS NTS DTD 05/31/2016 1.375% DUE 05-31-2021 REG	**	1,739,708
*	UNITED STATES TREAS NTS DTD 06/15/2016 .875% DUE 06-15-2019 REG	**	1,553,564
*	UNITED STATES TREAS NTS DTD 06/30/2016 1.125% DUE 06-30-2021 REG	**	7,873,476
*	UNITED STATES TREAS NTS DTD 07/15/2016 .75% DUE 07-15-2019 REG	**	9,002,259
*	UNITED STATES TREAS NTS DTD 07/31/2014 1.625% DUE 07-31-2019 REG	**	2,693,704
*	UNITED STATES TREAS NTS DTD 07/31/2015 2% DUE 07-31-2022 REG	**	1,245,410
*	UNITED STATES TREAS NTS DTD 07/31/2016 1.0810751% DUE 07-31-2018 REG	**	5,524,819
*	UNITED STATES TREAS NTS DTD 07/31/2016 1.125% DUE 07-31-2021 REG	**	599,317
*	UNITED STATES TREAS NTS DTD 08/15/2011 2.125% DUE 08-15-2021 REG	**	1,514,238
*	UNITED STATES TREAS NTS DTD 08/31/2014 1.625% DUE 08-31-2019 REG	**	4,249,177
*	UNITED STATES TREAS NTS DTD 11/30/2015 2% DUE 11-30-2022 REG	**	2,502,970
*	UNITED STATES TREAS NTS DTD 12/31/2015 1.75% DUE 12-31-2020 REG	**	5,963,139
*	UNITED STATES TREAS NTS TREASURY NOTE 1%DUE 10-15-2019 REG	**	2,562,279
*	UNITED STATES TREAS NTS US TREASURY N/B 1.75 11-30-2021 1.75 DUE 11-30-2021 REG	**	1,250,599
*	UNITED STATES TREAS NTS WI TREASURY NOTE2% DUE 11-15-2026 REG	**	418,534
*	UNITEDHEALTH GROUP 2.7% DUE 07-15-2020	**	913,541
*	UNITEDHEALTH GROUP 2.875% DUE 12-15-2021	**	405,458
*	UNITEDHEALTH GROUP 3.1% DUE 03-15-2026	**	586,849
*	UNITEDHEALTH GROUP INC 2.875 DUE 03-15-2022 REG	**	303,838
*	UTD STATES TREAS .625% DUE 12-31-2016	**	3,200,000
*	UTD STATES TREAS .75% DUE 03-15-2017	**	4,302,434
*	UTD STATES TREAS .875% DUE 05-15-2019	**	6,437,795
*	UTD STATES TREAS 1.125% DUE 09-30-2021	**	1,345,575
*	UTD STATES TREAS 1.375% DUE 01-31-2021	**	10,484,765
*	UTD STATES TREAS 1.625% DUE 04-30-2019	**	3,179,647
*	UTD STATES TREAS 1.625% DUE 05-31-2023	**	396,083
*	UTD STATES TREAS 1.75% DUE 05-15-2022	**	1,177,448

5500 Supplemental Schedules	Account Number 7870
Account name MONSANTO WRAPPED CONSOLIDATED
Schedule of Assets (Held at End of Year)
31-Dec-16

	Security Description / Asset ID	Historical Cost	Current Value
*	UTD TECHNOLOGIES 1.95% DUE 11-01-2021	**	504,836
*	VERIZON COMMUNICATIONS 4.522% 09-15-2048	**	182,193
*	VERIZON COMMUNICATIONS 5.15 BDS DUE 09-15-2023 USD2000 REG	**	304,079
*	VERIZON COMMUNICATIONS 5.15 BDS DUE 09-15-2023 USD2000 REG	**	2,322,060
*	VERIZON COMMUNICATIONS 6.4 NTS DUE 09-15-2033 USD REG	**	89,282
*	VISA INC 2.8% DUE 12-14-2022	**	417,325
*	WALGREENS BOOTS 3.3% DUE 11-18-2021	**	412,602
*	WALGREENS BOOTS FIXED 3.8% DUE 11-18-2024	**	305,333
*	WALGREENS BOOTS FIXED 4.8% DUE 11-18-2044	**	35,973
*	WASTE MGMT INC DEL 4.75% DUE 06-30-2020	**	296,443
*	WASTE MGMT INC DEL 6.1% DUE 03-15-2018	**	200,113
*	WELLS FARGO & CO 2.1% DUE 07-26-2021	**	885,480
*	WELLS FARGO & CO NEW MEDIUM TERM SR NTS 3 DUE 01-22-2021	**	676,691
*	WELLS FARGO & CO NEW MEDIUM TERM SR NTS TRANCHE # TR 00155 4.3% DUE 07-22-2027	**	457,715
*	WELLS FARGO & CO TRANCHE # SR 00129 3.45DUE 02-13-2023	**	928,329
*	WELLS FARGO & COMPANY 2.125 04-22-2019	**	220,712
*	WELLS FARGO BK N A 2.15% DUE 12-06-2019	**	774,520
*	WELLS FARGO BK N A 2.15% DUE 12-06-2019	**	519,678
*	WELLS FARGO BK N A FLTG RT 1.75% DUE 12-06-2019	**	375,910
*	XEROX CORP 5.625% DUE 12-15-2019	**	564,568
*	XEROX CORPORATION 4.5 DUE 05-15-2021	**	51,986
*	ZIMMER BIOMET 3.55% DUE 04-01-2025	**	297,066
	Grand Total		$537,449,488

* Represents an investment managed by an investment manager who is a party-in-interest to the Plan.
** Cost information is not required for participant-directed investments.

MONSANTO SAVINGS AND INVESTMENT PLAN
Schedule of Assets (Held at Year End)
As of Dec. 31, 2016
(Dollars in thousands)

Current Value
Identity of issuer, borrower, lessor or similar party
Total Assets Held per page 36 of attached detail	$3,288,911
Reconciling Items:
Participant loans receivable	(33,223)
Total investments per financial statements	$3,255,688

Current Value
Identity of issuer, borrower, lessor or similar party
Total Investment Contract Assets per page 50 of attached detail	$537,449
Reconciling Items:
Accrued interest income which is included in the $129,618, $115,311, $115,392 and $171,080 on page 24 of the attached detail	1,899
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,947)
Total investments at contract value per financial statements	$531,401

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MONSANTO SAVINGS AND INVESTMENT PLAN

By:	/s/ Lisa J. Massa
Lisa J. Massa, Chairperson of the
Monsanto Company Employee Benefits Plans Committee, Administrator of the Plan
June 26, 2017

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm